Exhibit 99.2
The Board of Directors and the CEO of
Olink Holding AB (publ)
Corporate identity number 559189-7755
submit the following
Annual report
and consolidated financial statements
for the financial year 1 January – 31 December 2023

Olink Holding AB (publ)
559189-7755

Financial statements

Olink Holding AB (publ)
559189-7755

Directors’ report
The Board of Directors and the CEO of Olink Holding AB (publ) hereby authorize the financial statements for 2023-01-01 – 2023-12-31 for issue. The Consolidated financial statements are presented in US dollars, USD. The Parent Company’s financial statements are presented in Swedish krona, SEK.
General information about the business
Olink Holding AB (publ) (the “Parent”, “Olink”) was incorporated under the laws of Sweden as a limited company (“Aktiebolag”) and has its registered office in Uppsala, Sweden. The Company’s business address is Salagatan 16F, SE-753 30, Uppsala, Sweden.
The Parent company's operations consist of providing management management services to its subsidiaries.
The largest shareholder of Olink Holding AB (publ) is Summa Equity AB, Stockholm, Sweden owning, indirectly through intermediary funds and coinvestment entities, 62% of the shares as of December 31, 2023.
The Group develops, produces, markets and sells biotechnological products and services as well as related activities. The Groups purpose is to enable and accelerate the field of proteomics by providing a platform of products and services that are deployed across major biopharmaceutical companies and leading clinical and academic institutions, to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science.
The Group supports customers in understanding real-time human biology through proteomics by providing clarity on mechanistic biology and pathways that drive disease; by identifying novel and causal drug targets, which guides candidate drug development; by revealing predictive biomarkers for drug response, disease risk and outcomes, which identifies which patients have the potential to benefit the most from new therapies and treatments; and, by detecting and characterizing indicators of disease and health to more proactively manage patient wellness. Our products and services play a role in decoding the biology of almost all disease areas and are used most frequently in immunology, oncology, neurology, cardiovascular and metabolic diseases. Ongoing innovation and incorporation of customer feedback has allowed our platform to become an industry leader with respect to performance, high-multiplex, information accessibility, and ease-of-use. Our dedication to customer satisfaction and quality has enabled us to expand our existing customer base from inception in 2016.
Since our inception, we have served a customer base of approximately 1059 customer accounts in over 40 countries worldwide. We support 75% of the world’s largest 50 biopharmaceutical companies by 2022 research and development spending, including 19 of the largest 20, and many leading academic institutions. Many of these customers have carefully vetted and validated the technology before adopting Olink as part of their drug development programs. Our platform has been significantly validated, as evidenced by use of our products in studies that have been published in more than 1,600 peer-reviewed publications. Our customers primarily include academic, government, biopharmaceutical, biotechnology and other institutions focused on life science research. Our revenue is principally generated from two segments, Kit and Service. Kit revenues refer to the sale of our panels directly to customers that run the kit and analysis in their own labs. Service revenues refer to the sale of our panels through our fee for service lab, where we run the analysis on our products on behalf of our customers.
Group’s sales are concentrated such that 46% of sales in 2023 and 48% of sales in 2022 are with biopharmaceutical and academia customers based in the Americas. We operate a global direct sales model across all our regions (Americas, EMEA and APAC) and customer segments.
Important conditions and significant events
The legal status of Knilo HoldCo AB was changed under Swedish law from a private limited company to a public limited company and the name was changed to Olink Holding AB (publ) on January 27, 2021. The change in legal status and name has no material impact on the Group’s financial statements.

Olink Holding AB (publ)
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In March 2021, Olink successfully listed on Nasdaq, New York, and became a publicly traded company.
On January 18, 2023 the Group launched a public offering of 5,831,028 ADSs, each representing one common share of the Company (the “ADSs”), consisting of 4,250,000 ADSs offered by the Company and 1,581,028 ADSs offered by certain selling shareholders of the Company (the “Selling Shareholders”). In addition, the Company granted the underwriters a 30-day option to purchase up to 874,654 additional ADSs. The Company will not receive any proceeds from the sale of the ADSs by the Selling Shareholders. The offering closed on January 23, 2023 with respect to the initial 4,250,000 ADSs offered by the company and 1,581,028 ADSs/shares offered by the selling stockholders. The option granted to the underwriters closed February 13, 2023 with a total of 760,253 ADSs offered by the company pursuant to the 30-day time period.
On October 17, 2023, Thermo Fisher Scientific Inc. (NYSE: TMO) (“Thermo Fisher”) and Olink Holding AB (publ) (the Company) announced that their respective boards of directors have approved Thermo Fisher’s proposal to acquire the Company for $26.00 per common share in cash, representing $26.00 per American Depositary Share (ADS) in cash. On October 31, 2023, Thermo Fisher commenced a tender offer to acquire all of the outstanding common shares of the Company and all of the American Depositary Shares. The transaction, which is expected to be completed by mid-2024, is subject to customary closing conditions, including receipt of applicable regulatory approvals, and completion of the tender offer. As part of the transaction, Summa Equity AB, the Company's largest shareholder and additional shareholders and management, in aggregate holding more than 62% of the Company’s common shares, entered into support agreements agreeing to tender into the tender offer.
Subsequent events
The Group evaluated subsequent events through March 25, 2024, the date on which the financial statements were issued, and the management determined that other than those that have been disclosed in the consolidated financial statements, there are no subsequent events that require recognition and disclosure in the consolidated financial statements.
Future expected development and significant risks
The business will continue to develop strongly through continued market investments in the countries in which we operate. Emphasis will also be on further developing the product portfolio and the customer offering.
The Group operates in a highly expansive competitive market where a number of stakeholders may be interested in trying to develop innovative products based on new or existing technologies that may compete and thereby influence the Group's expected economic development.
The Group has multi-year strategic agreements with main suppliers and is dependent on these main suppliers to continue to supply the Group with raw materials according to plan and agreement.
Research and development
We deploy a substantial portion of our resources on developing new products and solutions. Our research and development efforts are focused on identifying and developing new biomarker expressions through our Affinity program, improving the performance in existing products and developing new product lines and features. We plan to continue to invest significantly in our research and development efforts, including hiring additional employees, to enhance existing products and develop new products. Our Affinity program is focused on expanding our library of proteins beyond approximately 5,400 that is commercially available to our customers today. The expansion of our library of proteins was further enabled by the acquisition of Agrisera in 2020; that vertically integrated our supply chain and enabled in house antibody production. In mid 2023 we expanded our Explore Kit offering through the launch of Olink Explore HT, which targets high-plex use-cases running on next generation sequencing (NGS) with a

Olink Holding AB (publ)
559189-7755

substantially simplified workflow offering four times higher throughput than its predecessor. Explore HT comprises of 5400 assays, up from 3000 assays with the former generation of Explore, Explore 3072.
Foreign subsidiaries
Olink Holding AB (publ) owns 100% of Olink OldCo AB, Olink Finance AB and Olink Proteomics AB. Olink Proteomics AB is a 100% owner of the Group’s existing foreign subsidiaries: Olink Proteomics Inc (USA), Olink Proteomics BV (Netherlands), Olink Proteomics Ltd (United Kingdom), Olink Proteomics GmbH (Germany), Olink Proteomics KK (Japan), Olink Biotech (Shanghai) Co., Ltd (China) and Olink Proteomics SAS (France). Since 2020, Olink Proteomics AB also owns 100% of Agrisera AB. In 2023 Olink Proteomics SG Pte. Ltd, a private company was formed under the laws of Singapore which is 100% owned by Olink Proteomics AB.
Financial instruments
At December 31, 2023 and December 31, 2022 the Group had no borrowings. Other financial risks mainly relate to business risks (sales growth not achieved, suppliers who cannot deliver), credit risks (the risk that customers are not able to pay) and currency risk (the risk that currency rate changes impact the business negatively).
Sustainability disclosures
A sustainability report has been prepared for the year 2023 and can be found on the Olink website www.olink.com.
Ownership
Olink is owned to 62% by Summa Equity AB. None of the other shareholders own more than 10%.
Impact of ongoing conflicts
We are continuing to closely monitor how the armed conflict between Russia and Ukraine, as well as the Israel-Hamas conflict, are affecting our business. As of December 31, 2023, we concluded there was no evidence of material changes to recoverability risk of business assets, including deferred tax assets and trade receivables. For further information, refer to Note 3 Significant accounting estimates and judgements.

Financial overview
See condensed financial development for the Group and the Parent company below:

Group

Amounts in thousands of US Dollars	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020

Revenue	169,597	139,848	94,973	54,067
Loss after financial items	(39,905)	(15,407)	(46,545)	7,259
Total assets	602,252	476,290	539,778	425,325
Number of employees	707	582	416	172
Equity ratio*	83%	86%	88%	70%

Olink Holding AB (publ)
559189-7755

Parent Company

Amounts in thousands of SEK	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020

Revenue	19,148	25,393	17,255	—
Loss after financial items	(148,719)	(156,124)	(149,593)	(52,835)
Total assets	5,694,527	9,805,804	4,714,785	2,679,336
Number of employees	2.00	2	1	0.25
Equity ratio*	99%	47%	100%	99%
*Equity and untaxed reserves (net of deferred tax) in relation to total assets.

Olink Holding AB (publ)
559189-7755

Proposition to allocation of loss
The following amounts in Swedish kronor are available to the Annual General Meeting:

SEK
The following are available to the Annual General Meeting:
Share premium reserve	4,550,093,010
Accumulated loss	(197,429,094)
4,352,663,916

The Board proposes that the profits be disposed of so that:
to be carried forward	4,352,663,916

Further information regarding profit and financial position can be found in the subsequent financial statements with accompanying year-end comments.

Olink Holding AB (publ)
559189-7755

Consolidated statement of income and other comprehensive income for the year ended December 31, 2023 and for the year ended December 31, 2022

Amounts in thousands of US Dollars	Note	For the year ended December 31, 2023	For the year ended December 31, 2022
Revenue	5	169,597	139,848
Cost of revenue	6,8	(55,136)	(45,349)
Gross profit		114,461	94,499
Selling expenses	6,8	(54,479)	(44,673)
Administrative expenses	6,7,8	(75,648)	(54,274)
Research and development expenses	6,8	(34,183)	(26,345)
Other operating income		2,243	4,464
Other operating expenses		(2,670)	(4,273)
Operating loss		(50,276)	(30,602)
Financial income	9	11,229	15,726
Financial expenses	9	(858)	(531)
Loss before tax		(39,905)	(15,407)
Income tax	10	8,305	2,556
Net loss for the period (Attributable to owners of the company)		(31,600)	(12,851)

Consolidated statement of comprehensive income

Net loss for the period		(31,600)	(12,851)
Other comprehensive income/(loss):
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations		16,293	(60,289)
Other comprehensive income/(loss) for the, period, net of tax		16,293	(60,289)
Total comprehensive loss for the period, net of tax		(15,307)	(73,140)
Total comprehensive loss for the period (Attributable to the owners of the company)		(15,307)	(73,140)
Basic and diluted loss per share	25	(0.25)	(0.11)

Olink Holding AB (publ)
559189-7755

Consolidated statement of financial position as of December 31, 2023 and as of December 31, 2022

Amounts in thousands of US Dollars	Note	As of December 31, 2023	As of December 31, 2022
ASSETS
Non-current assets
Intangible assets and goodwill	13	258,681	257,480
Property, plant and equipment	14	30,039	15,056
Right-of-use asset	15	26,987	9,891
Deferred tax assets	10	21,285	10,846
Other long-term receivables	16	1,794	571
Total non-current assets		$338,786	$293,844
Current assets
Inventories	17	66,436	44,246
Trade receivables	18	62,795	52,743
Other receivables	19	3,443	2,562
Prepaid expenses and accrued income		9,835	7,786
Cash at bank and in hand		120,957	75,109
Total current assets		$263,466	$182,446
TOTAL ASSETS		$602,252	$476,290
EQUITY
Share capital	20	32,221	30,988
Other contributed capital	20	620,219	514,133
Reserves		(42,294)	(58,588)
Accumulated losses		(107,448)	(75,848)
Total equity attributable to owners of the company		$502,698	$410,685
LIABILITIES
Non-current liabilities
Lease liabilities	15	22,765	7,322
Deferred tax liabilities	10	21,302	22,196
Total non-current liabilities		$44,067	$29,518
Current liabilities
Lease liabilities	15	4,024	2,113
Accounts payable		18,758	6,885
Current tax liabilities	10	1,320	1,389
Other current liabilities	22	31,385	25,700
Total current liabilities		$55,487	$36,086
Total liabilities		$99,553	$65,605
TOTAL EQUITY AND LIABILITIES		$602,252	$476,290

Olink Holding AB (publ)
559189-7755

Consolidated Statements of Changes in Equity for the year ended December 31, 2023 and for the year ended December 31, 2022

Amounts in thousands of U.S. Dollars	Notes	Share capital	Other contributed capital	Translation reserve	Accumulated loss	Total equity
At December 31, 2021	20	$30,965	$506,008	$1,701	($62,997)	$475,677
Net loss for the period		—	—	—	(12,851)	(12,851)
Other comprehensive income for the period		—	—	(60,289)	—	(60,289)
Total comprehensive loss for the period		$—	$—	($60,289)	($12,851)	($73,141)
Transactions with shareholders in their role as owners
New share issue	20	24	—	—	—	24
Share based compensation program		—	8,125	—	—	8,125
At December 31, 2022	20	$30,988	$514,133	($58,588)	($75,848)	$410,685
Net loss for the period		—	—	—	(31,600)	(31,600)
Other comprehensive income for the period		—	—	16,293	—	16,293
Total comprehensive loss for the period		$—	$—	$16,293	($31,600)	($15,307)
Transactions with shareholders in their role as owners
New share issue	20	1,233	94,993	—	—	96,226
Share based compensation program	21	—	11,094	—	—	11,094
At December 31, 2023	20	$32,221	$620,220	($42,295)	($107,448)	$502,698

Olink Holding AB (publ)
559189-7755

Consolidated Statement of Cash Flows for the year ended December 31, 2023 and for the year ended December 31, 2022

Amounts in thousands of US Dollars	Note	For the year ended December 31, 2023	For the year ended December 31, 2022
Operating activities
Loss before tax		($39,905)	($15,407)
Adjustments reconciling loss before tax to operating cash flows:
Depreciation and amortization	13,14,15	19,000	17,326
Net finance (income)/expense	9,15	(10,371)	(15,164)
Profit on sale of assets		159	465
Share based payment expense	21	11,060	7,907
Other		(515)	233
Interest received		6,388	1,159
Interest paid		(858)	(531)
Other finance income		578	508
Tax received/(paid)	10	(1,538)	1,297
Cashflow from operating activities before change in working capital		($16,002)	($2,207)
Changes in working capital:
(Increase) in inventories	17	(19,569)	(18,934)
(Increase) in accounts receivables	18	(7,791)	(13,867)
(Increase) in other current receivables	19	(3,126)	(1,950)
Increase/(Decrease) in trade payables		11,759	(751)
Increase in other current liabilities	22	4,745	7,643
Cash flow used in operating activities		($29,984)	($30,066)
Investing activities
Purchase of intangible assets	13	(2,268)	(1,378)
Purchase of property, plant and equipment	14	(18,991)	(7,173)
Proceeds from sale of property, plant and equipment		10	—
Investments in other non-current financial assets	16	(1,376)	(162)
Repayment of other non-current financial assets	16	191	—
Cash flow used in investing activities		($22,434)	($8,713)
Financing activities
Proceeds from issue of share capital	20	100,260	24
Share issue costs	20	(5,081)	—
Proceeds from interest-bearing liabilities	15	—	—
Payment of principal portion of lease liability	15	(2,683)	(2,908)
Cash flow from financing activities		$92,496	($2,884)
Net cash flow during the period		40,078	(41,663)
Cash at bank and in hand at the beginning of the period		75,109	118,096
Net foreign exchange difference		5,770	(1,324)
Cash at bank and in hand at the end of the period		$120,957	$75,109

Olink Holding AB (publ)
559189-7755

Notes to the consolidated financial statements
1. General Information
Olink Holding AB (publ) (f/k/a Knilo HoldCo AB) (the “Parent” or "Group") was incorporated under the laws of Sweden as a limited company (“Aktiebolag”) and has its registered office in Uppsala, Sweden. The business address of Olink Holding AB (publ) is Salagatan 16F, SE-753 30, Uppsala, Sweden.
On March 29, 2021, Olink Holding AB (Publ) completed its initial public offering in the United States. The Company’s American Depositary Shares (“ADSs”) were approved for listing on The Nasdaq Global Market (“Nasdaq”) under the trading ticker symbol “OLK”. Trading on Nasdaq commenced at market open on March 25, 2021. The ultimate parent of the Company is Summa Equity AB, Stockholm, Sweden, owning 62 % of the shares as per December 31, 2023.
The Parent provides management services to its subsidiaries, refer to note 11 Investments in subsidiaries for full disclosure of entities.
The Group develops, produces, markets and sells biotechnological products and services along with thereof related activities.
The Group’s financial statements were authorized for issue by the Board of Directors on March 25, 2024.
2. Summary of Material Information about Accounting Policies
The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to the consolidated financial statements for all periods presented, unless otherwise stated. Unless otherwise stated, all amounts are in thousands of U.S. Dollars.
2.1 Basis of preparation
The Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) as adopted by EU, the Swedish Financial Reporting Board’s recommendation RFR 1 Supplementary Accounting Rules for Groups and the Annual Accounts Act.
The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the respective accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.
Assets and liabilities have been valued at acquisition cost. There are no financial assets and liabilities measured at fair value on a recurring basis.
New and amended standards and interpretations
The following amendments will be applied for the first time in the annual reporting period commencing January 1, 2023:
•IFRS 17 Insurance contracts and Amendment to IFRS 17 Insurance contracts issued June 2020
•Amendments to IFRS 17 Insurance Contracts - Initial Application of IFRS 17 and IFRS 9 – Comparative Information
•Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of accounting policies
•Amendments to IAS 8: Accounting Policies, Changes in Accounting Estimates and Errors - Definition of Accounting Estimates,

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•Amendments to IAS 12 Deferred tax related to assets and liabilities arising from a single transaction
•Amendments to IAS 12 International tax reform - Pillar two model rules
The amendments listed above did not have a material impact on the amounts recognized in the current period and are not expected to significantly affect future periods.
New and amended standards not yet effective
The following new accounting standards, amendments to accounting standards and interpretations have been published but are not mandatory for December 31, 2023 reporting periods and have not been early adopted by the Company.
•Amendments to IFRS 16: Lease liability measurement in sale and leaseback transaction - IFRS16,
•Amendments to IAS 1: Presentation of Financial Statements - Classification of Liabilities as Current or Non-current,
•Amendments to IAS 1: Amendments regarding the classification of debt with covenants
•Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates - Lack of exchangeability
•Amendments to IAS 7 and IFRS 7 Supplier finance arrangements
•Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.
2.2 Basis of consolidation
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries each period presented. Subsidiaries are all entities over which the Company has control.Control is achieved when the Company are exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Such subsidiaries are consolidated from the date on which control is transferred to the Group and are deconsolidated from the date that control ceases.
Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the period are included in the consolidated financial statements from the date the Group gain control until the date the Group ceases to control the subsidiary. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.
All intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.
The accounting principles for subsidiaries have been changed, where applicable, to ensure a consistent application of the Group’s accounting principles.
Material information about Accounting Policies
i. Business combinations
Business combinations are accounted for using the acquisition accounting method. Identifiable assets acquired and liabilities assumed are measured initially at their fair values at the acquisition date. The excess of the consideration transferred, and the acquisition-date fair value of any previous equity

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interest in the acquiree, over the fair value of the identifiable net assets acquired is recognized as goodwill. The costs of effecting an acquisition are charged to the consolidated statement of income in the period in which they are incurred.
ii. Foreign currency translation
Functional and presentation currency
The consolidated financial statements are presented in U.S. Dollars. For the Parent and each subsidiary, the Group determines the functional currency and items included in the financial statements of each subsidiary are measured using that functional currency. In all cases the functional currency of a subsidiary is that of the primary country of operations of that subsidiary. On disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises.
Transactions and balances
Foreign currency transactions of the Group are translated into the functional currency using the exchange rates prevailing on the transaction dates.
Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Non-monetary assets and liabilities measured in terms of historic cost in a foreign currency are translated into the functional currency using the exchange rates prevailing on the initial transaction dates. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates prevailing on the date when the fair value is determined.
Differences arising on settlement or translation of monetary items excluding cash at bank in hand are recognized in other operating income/expense, and cash at bank in hand are recognized in foreign exchange gain in the consolidated statements of income.
Translation of foreign subsidiaries
The results and the financial position for the Parent and all the Group subsidiaries with a functional currency other than the U.S.Dollar are translated into U.S. Dollars as follows:
•Assets and liabilities at each balance sheet date are translated using the exchange rates prevailing at that balance sheet date;
•Income statements are translated using the average exchange rate prevailing at the corresponding month;
•Exchange differences arising on translation for consolidation are recognized in Other Comprehensive Income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss; and
•Goodwill and fair value adjustments arising from the acquisition of foreign operations are treated as assets and liabilities in these operations and are translated to the exchange rate at the balance sheet date.
iii. Revenue recognition
The Group generates revenue from the sale of its products in the form of kits, provision of analysis services, and also from provision of custom development services. Value added tax and other sales taxes are excluded from revenue and products are generally sold without the right of return or rebates.
The Group accounts for a contract or a group of contracts when the following criteria are met: the parties to the contract have approved the contract in which their rights, their obligations and the payment terms have been identified, the contract has commercial substance, and the collectability of the consideration is probable. Contracts with customers do not contain variable consideration.

Olink Holding AB (publ)
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Kit
Our Kit segment includes product sales of Explore, Flex, Focus and Target. The majority of the contracts for Kit products relate to sales orders containing single bundled performance obligations. Revenue from the sale of kits is recognized at the point in time when control of the products has transferred to the customer according to the shipping terms, typically Free Carrier (FCA) Incoterms. The average time from order to delivery is less than 1 month.
Analysis Services
The Group generates analysis services revenue from performing assay on customer samples to generate data on protein biomarkers. Revenue from the services is recognized at the point in time that the results of the analysis are transferred electronically to the customer as the customer does not control the asset created, and Olink does not have a right to payment until delivery of the results of the analysis.The majority of the analysis services contracts relate to sales orders containing single bundled performance obligation for the performance of services at fixed prices. Analysis services are sold at a fixed price per sample without any volume discounts, rebates, or refunds. The average duration of services contracts is less than 2 months.
Custom development services
The Group generates custom development revenue from providing customer specified Kits not available in our standard product set. Custom development projects are quoted at fixed price and extend over several months. Revenue from the development of the plates, a manufactured component in our kits, of custom development services is recognized over time since the Group has no alternative use for the asset created and has an enforceable right to payment for performance completed to date. These contracts contain a single bundled performance obligation being the provision of custom development services of panels for performing assays on samples. The Group uses an input method to determine the progress completed of custom development service arrangements because there is a direct relationship between the effort (i.e. based on costs incurred against expected total costs) and the transfer of service to the customer.
The average duration of a custom development service contract is less than 12 months.
iv. Cost of revenue
Cost of revenue primarily consists of manufacturing costs incurred in the production process including personnel and related costs; costs of component materials; depreciation from property, plant, and equipment; manufacturing overhead; delivery costs and allocated facilities and information technology related costs. In addition, cost of revenue includes royalty costs for licensed technologies included in our products, and write downs to net realizable value for slow-moving and obsolete inventory.
v. Leases
When the Group enters into contractual agreements, an assessment is performed to determine if the contract contains a lease. The Group identifies a lease if it conveys the right to control the use of an identified asset for a specific period in exchange for a determined consideration. At inception, a right-of-use asset for the underlying asset and corresponding lease liability are presented in the consolidated balance sheet measured on a present value basis except for short-term leases (expected term of 12 months or less) and leases with low value underlying asset for which payments are recorded as an expense on a straight-line basis over the lease term.
Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The right-of-use-assets are depreciated on a straight-line basis over the expected lease term of the underlying asset. Non-lease components are accounted for separately from the lease components.

Olink Holding AB (publ)
559189-7755

Lease liabilities are measured at present value of non-cancellable payments of the expected lease term, which are mostly made of fixed payments of rent excluding maintenance fees; variable payments that are based on an index or a rate; amounts expected to be payable as residual value guaranties and extension or termination option if reasonably certain to be exercised.
The Group estimates the lease term in order to calculate the value of the lease liability at the initial date of the lease. Management uses judgement to determine the appropriate lease term based on the conditions of each lease. The Group considers all facts that create incentive to exercise an extension option or not to take a termination option including leasehold improvements, significant modification of the underlying asset or a business decision. The extension or termination options are only included in the lease term if it is reasonably certain of being exercised.
The discount rate used in the present value calculation is the incremental borrowing rate ("IBR") unless the implicit interest rate in the lease can be readily determined. The Group estimates the incremental borrowing rate for each lease or portfolio of leased assets, as most of the implicit interest rates in the leases are not readily determinable. To calculate the incremental borrowing rate, the Group considers its credit worthiness, the term of the arrangement, any collateral received and the economic environment. The incremental borrowing rates are subject to change mainly due to changes in the economic environment.
The lease liabilities are subsequently adjusted to reflect interest on the lease liabilities and lease payments made. Lease liabilities are remeasured (along with the corresponding adjustment to the right-of-use asset), whenever the following situations occur; a modification in the lease term, a change in the assessment of an option to purchase, a modification in the residual guarantees or in future lease payments due to a change of an index or rate tied to the payments. In addition, upon partial or full termination of a lease, the difference between the carrying amounts of the lease liability and the right-of-use asset is recorded in the consolidated statements of earnings.
vi. Goodwill
Goodwill arises on the acquisition of subsidiaries and is the excess of the consideration transferred over the net identifiable assets acquired and liabilities assumed. Goodwill is stated at cost less impairments, is deemed to have an indefinite useful life and is tested for impairment at least annually.
vii. Intangible assets
Intangible assets are stated at cost less provisions for amortization and impairments. Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition.
Licenses separately acquired or acquired as part of a business combination are amortized over their estimated useful lives, using the straight-line basis, from the time they are available for use.
Customer relationships and technology acquired as part of a business combination are amortized over their estimated useful lives, using the straight-line basis.
Brands acquired as part of a business combination are deemed to have indefinite useful lives. The acquired brands are well-established within the industry, as evidenced by continued demand from and collaboration with blue chip research institutions. Further, the business is expected to operate under these brands for the foreseeable future, thus supporting the indefinite classification. These intangible assets are not amortized, but are tested for impairment annually, either individually or at the cash- generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.
Licenses and customer relationships have estimated useful lives of up to 10 years and research and development technology have estimated useful lives of up to 15 years. Asset lives are reviewed, and where appropriate adjusted, annually.

Olink Holding AB (publ)
559189-7755

Research and Development costs
Expenditure on research activities is recognized in the consolidated statement of income as incurred. Development expenditure from a project is capitalized as an intangible asset only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Group intends to and have sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in consolidated statement of income as research and development expenses. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.
Amortization begins from the time the asset is ready for use. Depreciation is made on a straight-line basis over the useful life. The useful life is determined when the development project is finished and is estimated to 5 years.
viii. Property, plant and equipment
Property, plant and equipment (PP&E) includes buildings, leasehold improvements; plant and machinery; furniture fittings and equipment; and assets under construction. PP&E is stated at the cost of purchase or construction, less provisions for depreciation and impairment. Depreciation is calculated to write off the cost less residual value of PP&E, excluding freehold land, using the straight-line basis over the expected useful life. Residual values and lives are reviewed, and where appropriate adjusted annually. The normal expected useful lives of the major categories of PP&E are:
•Leasehold improvements shorter of the lease term or useful life
•Plant and machinery 5 years
•Furniture, fittings and equipment 5 years
On disposal of PP&E, the cost and related accumulated depreciation and impairments are removed from the balance sheet and the net amount, less any proceeds, is recognized in the income statement.
ix. Impairment of non-current assets
The carrying values of non-current assets are reviewed for impairment, either on a stand-alone basis or as part of a larger CGU, when events or changes in circumstances indicate the carrying value may be impaired. The Company assesses at each reporting date whether any such events or changes in circumstances exist. Additionally, goodwill, intangible assets with indefinite useful lives and intangible assets which are not yet available for use are tested for impairment annually. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows, for Olink this is Analysis Services and Kits. Any provision for impairment is charged to the consolidated statement of income in expense categories consistent with the function of the impaired asset.
Impairments of goodwill are not reversed. Impairment losses on other non-current assets are only reversed if there has been a change in estimates used to determine recoverable amounts and only to the extent that the revised recoverable amounts do not exceed the carrying values that would have existed, net of depreciation or amortization, had no impairments been recognized.
x. Inventories
Inventory is stated at the lower of cost or net realizable value on a first-in, first-out basis. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated based on normal operating capacity. Cost is determined using a standard cost system, whereby the standard costs are updated periodically to reflect current costs.

Olink Holding AB (publ)
559189-7755

The Group estimates the recoverability of inventory by referencing estimates of future demands and product life cycles, including expiration. The Group periodically analyses its inventory levels to identify inventory that may expire prior to expected usage or no longer meets quality specifications. Raw materials and finished goods within 180 days of expiration are considered slow moving and are considered obsolete when they are past the expiration date. When we have identified inventories to be in excess or obsolete, we write down the value of those inventories to their net realizable value based upon judgment and estimates about future demand and market conditions.
The Group does research and development on new antibodies to be added to our Kit products. For these antibodies, the outcome of the process is uncertain due to the nature of the materials and process for creating them. The Group determines the cost of inventory using the historical success rate, updated regularly, based on internal testing of technical feasibility and expenses the cost to research and development expenses in the consolidated statement of income for the portion expected to not be successful. Direct and indirect manufacturing costs incurred during research and development activities are expensed to research and development expense in the consolidated statement of income as consumed.
xi. Financial instruments
Financial assets
The Group’s financial assets are comprised of cash and cash equivalents, trade and other receivables, restricted cash and other non-current assets. All financial assets are recognized initially at fair value. Purchases and sales of financial assets are recognized on the settlement date, being the date upon which the Group commits to purchase or sell the asset.
Trade receivables
Trade receivables are measured at amortized cost and are carried at the original invoice amount less ECL allowance. For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience.
When a trade receivable is determined to have no reasonable expectation of recovery it is written off against any ECL allowance available and then to selling expenses in the consolidated statement of income. Subsequent recoveries of amounts previously provided for or written off are credited selling expenses.
Cash and cash equivalents and restricted cash
Cash and cash equivalents are measured at amortized cost and includes cash on hand and call deposits with financial institutions.
Cash deposits that have restrictions governing their use are classified as restricted cash, current or non-current, based on the remaining length of the restriction. See Note 16 and 25.
Financial liabilities
The Group’ financial liabilities include trade and other payables, loans and borrowings (including bank overdrafts), and other liabilities. All financial liabilities, except lease liabilities, are recognized initially at fair value.
Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of loans, borrowings and payables, net of directly attributable transaction costs.

Olink Holding AB (publ)
559189-7755

Loans and borrowings are subsequently carried at amortized cost, with the difference between the proceeds, net of transaction costs, and the amount due on redemption being recognized as a charge to the consolidated statements of other comprehensive income over the period of the relevant borrowing.
Derecognition of financial assets and liabilities
Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or transfer and the Group has transferred substantially the risks and rewards of ownership. Financial liabilities are derecognized when the contractual obligations are discharged or cancelled or expired. When the terms of a financial liability are modified, and not derecognized, the gain or loss is recognized in the statement of income and other comprehensive income. The gain or loss is the difference between the original contractual cash flows and the modified cash flows discounted to the original effective interest rate.
xii. Shared-based payments
The Group operates restricted stock unit awards (RSU) and equity-settled stock option plans (ISO) under which the Group receives services from employees, officers and directors as consideration for equity instruments. Information relating to these schemes is set out in Note 21.
The fair value of the share-based payments is established on the closing price of ADS's of the Company on NASDAQ for the RSU's at grant date and using the Black-Scholes option pricing model for the ISO's. The number of RSU's and ISO's expected to vest are estimated on the grant date and subsequently revised on each reporting date.
Stock options
The fair value of options granted under the stock options program, adjusted for expectations related to forfeitures, is recognized as an employee benefits expense in selling, administration, and research and development expenses in the consolidated statement of income, with a corresponding increase in other contributed capital over the vesting period.
The total expense is recognized over the vesting period of four years, which is the period over which the vesting conditions are to be satisfied. At the end of each period, the Company revises its estimates of the number of options that are expected to vest based on the service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to contributed capital.
Restricted stock units
Under the employee restricted stock units scheme, the RSU’s will vest during a four-year period and new shares will be issued when the RSU vest for no cash consideration. Over the vesting period, the market value of the RSU’s is recognized as an employee benefits expense in selling, administration, research and development, and COGS expenses in the consolidated statement of income, with a corresponding increase in contributed capital.
The total expense is recognized over the vesting period of four years, which is the period over which the vesting conditions are to be satisfied. At the end of each period, the Company revises its estimates of the number of RSU's that are expected to vest based on the service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to contributed capital.
xiii. Current and deferred income tax
Income taxes are accounted for using the liability method of accounting. Current income tax is provided at the amounts expected to be paid, applying tax rates that have been enacted or substantively enacted by the balance sheet date.

Olink Holding AB (publ)
559189-7755

Deferred tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for consolidated financial statement purposes and the tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred tax assets and liabilities are recognized in earnings, in other comprehensive income or in equity based on the classification of the item to which they relate. Temporary differences attributable to the following assets and liabilities are not provided for:
•the initial recognition of goodwill,
•the initial recognition (other than in business combinations) of assets or liabilities that affect neither accounting nor taxable profit,
•differences related to investments in subsidiaries, associated companies and joint ventures to the extent that they will probably not reverse in the foreseeable future, and for which the Company is able to control the timing of the reversal of the temporary differences.
A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. In the calculation of deferred taxes, enacted or substantively enacted tax rates are used for the individual tax jurisdictions.

3. Significant accounting estimates and judgements
In preparing these consolidated financial statements, management is required to make significant judgments and estimates that affect the reported amounts of revenues, expenses, assets, liabilities, and equity in the consolidated financial statements and the accompanying disclosures. Estimates and judgements are continuously evaluated and are based on historical experience and other factors, including expectations of future events.
In the process of applying the Group’ accounting policies, management has made the following judgements and estimates, which have the most significant effect on the amounts recognized in the consolidated Group financial statements:
Impact of ongoing conflicts
We are continuing to closely monitor how the armed conflict between Russia and Ukraine, as well as the Israel-Hamas conflict, are affecting our business. As of December 31, 2023, we concluded there was no evidence of material changes to recoverability risk of business assets, including deferred tax assets and trade receivables. Olink does not have significant sales or direct supply from Russia, Belarus, Ukraine, or the proximate regions affected by the Israel-Hamas conflict, though the impact from the armed conflicts on macro-economic conditions is currently unknown and could in the future have a negative effect on our results of operations, cash flows, financial condition or growth plans.
We continue to closely monitor our IT systems based on the general risk of potential cyberattacks by state or quasi-state actors as a result of the conflict between Russia and Ukraine.
3.1 Share-based compensation
Key sources of estimation uncertainty
The Group estimates the cost of equity-settled transactions with employees and non-employees by reference to the fair value of the equity instruments at the date at which they are granted. The assumptions and models used for estimating the fair value of share-based compensation transactions are disclosed in Note 21. The Group also estimates a forfeiture rate to calculate the stock-based compensation expense for the awards. The forfeiture rate is estimated based on an analysis of actual forfeitures.

Olink Holding AB (publ)
559189-7755

3.2 Goodwill impairment
Key sources of estimation uncertainty
In accordance with the accounting policy described in "ix" in Note 2.3, the Group annually performs an impairment test on goodwill and indefinite lived assets. The recoverable amount of each CGU has been determined based on its value in use calculation, which includes estimates about their future financial performance based on cash flows approved by management.
Accounting Judgement
Asset impairment requires managements judgement, particularly in assessing factors such as our ability to continue developing and expanding products and services offered to address emerging business demands, and our ability to hire and retain qualified professionals can affect future cash flows, and actual results might differ from future cash flows used in the goodwill impairment test. The assumptions used for estimating fair value and assessing available headroom based on conditions that existed at the testing date are disclosed in note 12. Historically, the Company has not recorded an impairment charge on goodwill.
3.3 Deferred taxes
Accounting Judgement
The Group has recognized deferred tax assets for fiscal loss carry-forwards, and deductible temporary differences. The Group considers the analysis of forecast and future tax planning strategies. Estimates of taxable profit are made based on the forecast which are aligned with goodwill impairment testing assumptions, on an undiscounted basis. Management judgement is required concerning uncertainties that exist with respect to the timing of future taxable income required to recognize a deferred tax asset. At period end, we assess whether there is convincing evidence that the Group will generate future taxable income against which deferred tax assets can be utilized and, thus, that recovery is probable. See Note 10.
3.4 Leases
Key sources of estimation uncertainty
The discount rate is used to determine the initial carrying amount of the lease liabilities and the right-of-use assets. The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its IBR to measure lease liabilities. The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

Olink Holding AB (publ)
559189-7755

Accounting Judgement
At initial recognition and subsequent remeasurement, management uses judgement to determine the appropriate term applied in a lease contract. The outcome may turn out not to match the actual outcome of the lease and may have an adverse effect on the right-of-use assets. In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).
3.5 Development costs
Accounting Judgement
The Group has a process to determine whether development costs meet the criteria for capitalization. However, based on management’s judgement and the nature of the development activities, such criteria and in particular technical and economic feasibility is normally not met until the development phase is complete.

4. Financial risk management
4.1 Financial risk factors
The Group's activities are subject to several financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The Group strives to minimize potential unfavorable effects from these risks on the Group financial results.
The aim of the Group financial operations is to:
•    Ensure that the Group can meet their financial obligations timely
•    Manage financial risks; and,
•    Ensure a supply of necessary financing.
The Group’ risk management is predominantly controlled by senior management.
Market risk — Currency risk (transaction risk)
The Group operates internationally and are exposed to currency risk where invoicing is made in a currency other than the functional currency of the relevant Group entity. Primarily, the Group is exposed to currency risk in Group companies with SEK as the functional currency. The primary risks in these companies are USD/SEK, EUR/SEK, GBP/SEK and JPY/SEK due to sales (trade receivables and royalties) and purchases (trade payables and accrued expenses). Mitigation of this risk occurs naturally by matching expenses and obtaining borrowings, as required, in the same foreign currency. The currency risk is monitored on a regular basis. The Group has not entered into derivative currency instruments during the reported period.
Exposure
The Group's primary exposure to foreign currency risk at the end of the reporting period was as follows:

Olink Holding AB (publ)
559189-7755

	As of December 31, 2023
Amounts in thousands of US Dollars	U.S.$	EUR	GBP	JPY
Trade receivables	$10,803	$13,054	$5,287	$3,272
Trade payable	7,083	3,916	122	—
Royalties	4,730	—	58	—
Accrued expenses	3,352	965	55	—
	$25,968	$17,935	$5,522	$3,272

	As of December 31, 2022
Amounts in thousands of US Dollars	U.S.$	EUR	GBP	JPY
Trade receivables	$18,095	$8,509	$1,912	$1,403
Trade payable	2,258	1,183	8	2
Royalties	2,321	—	—	—
Accrued expenses	1,553	2,167	18	—
	$24,227	$11,859	$1,938	$1,405
Sensitivity
The following table demonstrates the sensitivity to a reasonably possible change in USD, EUR, GBP and JPY against SEK as of December 31, 2023 and 2022, with all other variables held constant. The impact on the Group's loss before tax is due to changes in the fair value of monetary item assets and monetary liabilities. There is no additional impact on the components of equity because the Group did not have any item that directly affected equity. The Groups’s exposure to foreign currency changes for all other currencies is not material.
The below analysis is based on FX-changes of 3% on the USD, EUR, GBP and JPY.
The Group's’s risk exposure in foreign currencies:

Olink Holding AB (publ)
559189-7755

Amounts in thousands of US Dollars	As of December 31, 2023
Impact of non-functional currency foreign exchange exposures	(Increase)/decrease in loss before tax
USD/SEK exchange rate - increase 3%	83
USD/SEK exchange rate - decrease 3%	(83)
EUR/SEK exchange rate - increase 3%	237
EUR/SEK exchange rate - decrease 3%	(237)
GBP/SEK exchange rate - increase 3%	148
GBP/SEK exchange rate - decrease 3%	(148)
JPY/SEK exchange rate - increase 3%	96
JPY/SEK exchange rate - decrease 3%	(96)

Amounts in thousands of US Dollars	As of December 31, 2022
Impact of non-functional currency foreign exchange exposures	(Increase)/decrease in loss before tax
USD/SEK exchange rate - increase 3%	406
USD/SEK exchange rate - decrease 3%	(406)
EUR/SEK exchange rate - increase 3%	151
EUR/SEK exchange rate - decrease 3%	(151)
GBP/SEK exchange rate - increase 3%	57
GBP/SEK exchange rate - decrease 3%	(57)
JPY/SEK exchange rate - increase 3%	42
JPY/SEK exchange rate - decrease 3%	(42)
Market risk — Interest-rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.
As of December 31, 2023, the Group do not have any outstanding debt or other debt structures other than leasing. The Group does not hold any fixed-income investments.
Interest rate derivative instruments were not used by the Group during the reporting period.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its investing activities, including deposits with banks and financial institutions and foreign exchange transactions. Credit risk relates primarily to customer credit limits, which are subject to certain credit rating rules and authorization processes. However, the majority of the Group customer base tend to be blue chip global companies and therefore such customers usually have strong credit ratings. Group’s sales are concentrated such that 46% of sales in 2023 and 48% of sales in 2022 are with customers based in the Americas (including U.S).
The maximum default risk for the Group is equivalent to the net receivables reported in the Consolidated Financial Statements. The Group have historically almost non-existent credit losses and based on historical data together with a forward-looking assessment, the 2023 expected credit loss for trade receivables is disclosed in Note 16, ‘Financial instruments per category’.
The Group’s cash at bank is held in Investment Grade credit rated banks. To mitigate the counterparty risk cash is distributed among different banks and it is monitored on a regular basis.

Olink Holding AB (publ)
559189-7755

Other financial assets at amortized cost include rental deposits. The credit risk for other financial assets at amortized cost as at December 31, 2023 and 2022 is not material and no credit loss reserve has been recognized.
Liquidity risk
Cash at bank allows the Group to meet its liquidity risk obligations as they come due. Following the Initial Public Offering of the Group in March, 2021 the liquidity risk has been managed by cash at bank deposits.
The following table includes an analysis of the Groups’s financial liabilities, grouped according to their maturity dates based on contractual undiscounted payments and considers the period remaining until their contractual maturity date as at December 31, 2023 and 2022:

Amounts in thousands of US Dollars As per At December 31, 2023	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Lease liabilities (Note 16.1)	$32,721	$4,145	$11,285	$8,077	$9,214
Accounts payable (Note 16.2)	18,758	18,758	—	—	—
Salaries and wages (Note 22)	9,530	9,530	—	—	—
Royalties (Note 22)	5,043	5,043	—	—	—
Accrued expenses (Note 22)	8,021	8,021	—	—	—

As per At December 31, 2022	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Lease liabilities (Note 16.1)	$11,187	$2,161	$3,390	$2,866	$2,770
Accounts payable (Note 16.2)	6,885	6,885	—	—	—
Salaries and wages (Note 22)	10,185	10,185	—	—	—
Royalties (Note 22)	2,321	2,321	—	—	—
Accrued expenses (Note 22)	6,925	6,925	—	—	—
4.2 Capital management
For the purpose of the Group's capital management, capital includes issued capital, other contributed capital and all other equity reserves attributable to the equity holders of the Company. The Group's capital structure and dividend policy is decided by the board of directors, The Financial operations continuously reviews the Group's capital structure considering amongst other things, market conditions, financial flexibility, business risk, and growth rate. The primary objective of the Group's’ capital management is to maximize the shareholder value.

5. Segment and revenue information
5.1 Description of segments and principal activities
Operating segments are reported based on the financial information provided to the Chief Executive Officer (“CEO”). The CEO is identified as the Chief Operating Decision Maker (“CODM”) of the Group. The CODM monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on revenue growth with less emphasis on profit or loss due to the early stage development of the Group. Profit or loss is measured consistently with net profit or net loss in the Consolidated Financial Statements of the Group. The CODM monitors the operating segments based on revenue growth and

Olink Holding AB (publ)
559189-7755

gross profit and reports its results under two segments: Kit and Services. All other operating segments have been aggregated and are included within the All other segments heading.
The Group's research and development activities, sales & administrative activities, financing (including finance costs, finance income and other income) and income taxes are managed on a corporate basis and are not allocated to operating segments. Such expenditure is included in All other segments.
Capital expenditure consists of additions of property, plant and equipment and intangible assets.
5.2 Revenue and Gross Profit
The following tables presents the Group’s key financial information by segment:
Amounts in thousands of US Dollars

For the year ended December 31, 2023	Kit	Services	Total segments	All other segments	Consolidated
Revenue
Revenue from external customers	$87,493	$66,048	$153,541	$16,056	$169,597
Total segment revenue	87,493	66,048	153,541	16,056	169,597
Cost of revenue	(14,946)	(28,191)	(43,137)	(11,999)	(55,136)
Gross profit	72,547	37,857	110,404	4,057	114,461
Total Segment profit	$72,547	$37,857	$110,404	$4,057	$114,461

Amounts in thousands of US Dollars

For the year ended December 31, 2022	Kit	Services	Total segments	All other segments	Consolidated
Revenue
Revenue from external customers	$55,091	$73,012	$128,103	$11,745	$139,848
Total segment revenue	55,091	73,012	128,103	11,745	139,848
Cost of revenue	(7,131)	(31,776)	(38,907)	(6,442)	(45,349)
Gross profit	47,960	41,236	89,196	5,303	94,499
Total Segment profit	$47,960	$41,236	$89,196	$5,303	$94,499

Olink Holding AB (publ)
559189-7755

5.3 Disaggregation of revenue from contracts with customers
The Group is domiciled in Sweden.The Group derives revenue primarily from the sales of own-produced finished goods and services in the following geographical regions, based on location of the customers:

Amounts in thousands of US Dollars For the year ended December 31, 2023	Kit	Service	All other segments	Total
Sweden	$8,171	$6,724	$531	$15,426
United States	32,151	36,148	5,343	73,642
Americas (excluding US)	3,742	523	858	5,123
EMEA (excluding Sweden)	28,161	20,055	5,495	53,711
China	7,058	69	2,520	9,647
Japan	4,906	1,832	262	7,000
Rest of world	3,304	697	1,047	5,048
	$87,493	$66,048	$16,056	$169,597

Amounts in thousands of US Dollars For the year ended December 31, 2022	Kit	Services	Allt other segments	Total
Sweden	$3,903	$2,277	$529	$6,709
United States	22,892	35,808	4,707	63,407
Americas (excluding US)	2,247	350	512	3,109
EMEA (excluding Sweden)	17,287	30,576	3,118	50,981
China	2,968	29	1,744	4,741
Japan	2,353	2,395	265	5,013
Rest of world	3,442	1,576	871	5,889
	$55,091	$73,012	$11,745	$139,848
There were no customers in the Group in 2023 or 2022 periods that individually exceeded 10% of total revenue.
5.4 Non-current assets by geography
Sweden is regarded as being the Group’s country of domicile. Non-current assets, excluding financial instruments and deferred tax assets, are distributed by geography as follows:

Amounts in thousands of US Dollars	As of December 31, 2023	As of December 31, 2022
Sweden	$300,865	$280,181
Rest of World	14,842	13,663
Total	$315,707	$293,844

Olink Holding AB (publ)
559189-7755

6. Operating expenses by nature

Amounts in thousands of US Dollars	For the year ended December 31, 2023	For the year ended December 31, 2022
Included in costs of revenue
Cost of inventories recognized as an expense	$41,793	$33,020
Depreciation of tangible assets (Note 14, 15.2)	3,229	2,960
Amortization of intangible assets (Note 13)	1	57
Employee benefits (Note 8)	10,113	9,312
Included in selling expenses
Depreciation of tangible assets (Note 14, 15.2)	969	727
Amortization of intangible assets (Note 13)	—	—
Employee benefits (Note 8)	41,272	33,580
Included in administrative expenses
Depreciation of tangible assets (Note 14, 15.2)	2,427	1,425
Amortization of intangible assets (Note 13)	8,701	8,929
Employee benefits (Note 8)	24,606	17,234
Included in research and development expenses
Depreciation of tangible assets (Note 14, 15.2)	1,346	1,003
Amortization of intangible assets (Note 13)	2,327	2,225
Employee benefits (Note 8)	14,221	11,127

7. Audit fees and expenses
We retained Ernst & Young AB (EY) as our independent registered public accounting firm for 2023. Set forth below is a summary of the fees paid to Ernst & Young AB for services provided in fiscal year 2023 and 2022.

Amounts in thousands of US Dollars	For the year ended December 31, 2023	For the year ended December 31, 2022
EY
Audit services	$2,554	$988
Audit-related fees	122	154
Tax consultancy	10	31
Other services	491	241
Total	$3,177	$1,414

All other fees in fiscal year 2023, in above summary, mainly refers to services assistance for Olink Insight which is a cloud based platform for the Olink community aimed to accelerate proteomics.

Olink Holding AB (publ)
559189-7755

For 2021 Öhrlings PricewaterhouseCoopers AB was our independent registered public accounting firm. Set forth below is a summary of the fees paid to Öhrlings PricewaterhouseCoopers AB for services provided in fiscal year 2023 and 2022.

Amounts in thousands of US Dollars	For the year ended December 31, 2023	For the year ended December 31, 2022
PwC
Audit services	$22	$86
Audit-related fees	-	83
Tax consultancy	20	12
Other services	897	168
Total	$939	$349

Audit-related fees in fiscal year 2022 mainly refers to service assistance for the public offering in January 2023.
Audit services refer to the legally required examination of the annual report and the bookkeeping, the Board of Director's and the Managing Director's management and other audit and examinations agreed-upon or determined by contract. This includes other work assignments which rest upon the Group’s auditor to conduct and advising or other support justified by observations in the course of examination or execution of such other work assignments.
8. Employee benefits
The Group operate defined-contribution plans for the benefit of its employees. The Group has no further payment obligations once the contributions have been paid. The Group’ contributions to defined contribution plans are expensed as incurred.

Amounts in thousands of US Dollars	For the year ended December 31, 2023	For the year ended December 31, 2022
Wages and salaries	$60,168	$47,478
Share-based payments	11,060	8,047
Pension costs, defined contribution plans	5,576	4,390
Social security costs	13,408	11,337
	$90,212	$71,252
For information about stock- based compensation, please see note 21.

Olink Holding AB (publ)
559189-7755

Average number of employees

	For the year ended December 31, 2023	Whereof men	For the year ended December 31, 2022	Whereof men
Group
Sweden	433	40%	360	39%
USA	148	47%	133	49%
UK	30	47%	22	55%
Netherlands	3	67%	4	50%
Germany	25	44%	14	57%
France	11	45%	8	50%
China	15	40%	13	46%
Japan	8	63%	4	75%
Singapore	7	29%	2	0%
Denmark	3	100%	3	100%
Belgum	1	0%	1	0%
Austria	1	100%	1	100%
Spain	4	50%	2	100%
South Korea	1	100%	2	100%
Canada	12	67%	10	60%
Italy	4	50%	3	67%
Australia	1	100%	0	0%
Total Group	707	43%	582	44%

Gender distribution in group management

Proportion of women (%)	As of December 31, 2023	As of December 31, 2022
Group total
Board of Directors	22%	22%
CEO and other senior executives	33%	50%
Salaries and other remunerations, pension costs and pension obligations to the Group’s senior executives

	For the year ended December 31, 2023	For the year ended December 31, 2022
Amounts in thousands of US Dollars	Senior executives (9 people)	Senior executives (8 people)
Salaries and other remuneration	$2,636	$2,991
(of that bonuses)	(469)	(1,068)
Share-based payments	2,066	2,191
Pension costs	343	291
Total Group	$5,045	$5,473

Olink Holding AB (publ)
559189-7755

Remuneration to CEO, other executive officers and the Board have been paid as follows.

2023 Amounts in thousands of US Dollars	Salary, board fees	whereof variable Remuneration	Share-based payments	Pension costs	Other Remuneration	Total
Jon Hindar (Chairman)
Remuneration from Parent Company	130	-	128	-	-	258
Remuneration from Subsidiaries	-	-	-	-	-	-
Nicolas Roelofs
Remuneration from Parent Company	70	-	78	-	-	148
Remuneration from Subsidiaries						-
Johan Lund
Remuneration from Parent Company	90	-	78	-	-	168
Remuneration from Subsidiaries						-
Gregory J. Moore
Remuneration from Parent Company	60	-	30	-	-	90
Remuneration from Subsidiaries						-
Jon Heimer (CEO)
Remuneration from Parent Company	631	208	828	64	—	1,523
Remuneration from Subsidiaries						-
Tommi Unkuri
Remuneration from Parent Company						-
Remuneration from Subsidiaries						-
Mary Reumuth
Remuneration from Parent Company	85	-	54	-	-	139
Remuneration from Subsidiaries	-	-	-	-	-	-
Solange Bullukian
Remuneration from Parent Company	100	-	78	-	-	178
Remuneration from Subsidiaries	-	-	-	-	-	-
Robert Scheuren
Remuneration from Parent Company	85	-	54	-	-	139
Remuneration from Subsidiaries	-	-	-	-	-	-
Other senior executives (9 persons)
Remuneration from Parent Company	403	79	303	50	-	756
Remuneration from Subsidiaries	2,233	391	1,763	293	-	4,289
Total
Remuneration from Parent Company	$1,653	$287	$1,633	$115	$-	$3,401
Remuneration from Subsidiaries	$2,233	$391	$1,763	$293	$-	$4,289

Olink Holding AB (publ)
559189-7755

2022 Amounts in thousands of US Dollars	Salary, board fees	whereof variable Remuneration	Share-based payments (incl. social fees)	Pension costs	Other Remuneration	Total
Jon Hindar (Chariman)
Remuneration from Parent Company	130	-	175	-	-	305
Remuneration from Subsidiaries	-	-	-	-	-	-
Nicolas Roelofs
Remuneration from Parent Company	70	-	77	-	-	147
Remuneration from Subsidiaries	-	-	-	-	-	-
Johan Lund
Remuneration from Parent Company	90	-	77	-	-	167
Remuneration from Subsidiaries	-	-		-	-	-
Gustavo Salem
Remuneration from Parent Company	80	-	77	-	-	157
Remuneration from Subsidiaries	-	-	-	-	-	-
Jon Heimer (CEO)
Remuneration from Parent Company	829	413	708	60	-	1,597
Remuneration from Subsidiaries	-	-	-	-	-	-
Tommi Unkuri
Remuneration from Parent Company	-	-	-	-	-	-
Remuneration from Subsidiaries	-	-	-	-	-	-
Mary Reumuth
Remuneration from Parent Company	64	-	29	-	-	92
Remuneration from Subsidiaries	-	-	-	-	-	-
Solange Bullukian
Remuneration from Parent Company	100	-	77	-	-	177
Remuneration from Subsidiaries	-	-	-	-	-	-
Robert Scheuren
Remuneration from Subsidiaries	64	-	29	.	.	92
Remuneration from Subsidiaries	-	-	-	-	-	-
Other senior executives (8 persons)
Remuneration from Parent Company	$303	$138	$221	$52	$-	$576
Remuneration from Subsidiaries	$1,859	$517	$1,261	$179	$-	$3,299
Total
Remuneration from Parent Company	$1,730	$551	$1,468	$112	$-	$3,310
Remuneration from Subsidiaries	$1,859	$517	$1,261	$179	$-	$3,299
Other senior executives as per December 31, 2022 consisted of 8 persons, and as per December 31, 2023 consisted of 9 persons. For more information about the Stock-based compensation program, see Note 21.
Severance pay
The Group has not entered into an agreement of severance pay or similar benefits.
Loans to senior executives
The Group has no loans to senior executives.

Olink Holding AB (publ)
559189-7755

9. Financial income and expenses
The following table shows a reconciliation of financial income and expense. Interest expense on lease liabilities relates to our property and equipment leases, described in note 15.

Amounts in thousands of US Dollars	For the year ended December 31, 2023	For the year ended December 31, 2022
Interest income	$6,514	$1,159
Net foreign exchange difference	4,137	14,059
Other financial income	578	508
Total financial income	$11,229	$15,726
Interest on loans and other borrowings	(10)	(31)
Interest on lease liabilities	(847)	(500)
Total financial expenses	(857)	(531)
Financial items – net	$10,372	$15,195

10. Income tax
The major components of income tax expense for the periods ended December 31, 2023 and 2022 are as follows:

Amounts in thousands of US Dollars	For the year ended December 31, 2023	For the year ended December 31, 2022
Current tax:
Current tax on profit for the year	$(1,592)	$(1,570)
Total current tax expense	(1,592)	(1,570)
Deferred income tax
(Decrease)/increase in deferred tax assets	8,272	2,726
Decrease/(increase) in deferred tax liabilities	1,625	1,400
Total deferred tax expense/(benefit)	9,897	4,126
Income tax expense/(benefit)	$8,305	$2,556

Olink Holding AB (publ)
559189-7755

A reconciliation between reported tax expense for each period and the theoretical tax expense that would arise when applying statutory tax rate in Sweden, 20.6% in 2023 and 2022, on the Group´s loss before taxes, is shown in the table below:

Amounts in thousands of US Dollars	For the year ended December 31, 2023	For the year ended December 31, 2022
Loss before tax	$(39,905)	$(15,407)
Income tax calculated according to tax rate in Sweden 20.6%	8,220	3,174
Tax effects from:
Non-deductible costs	(174)	(29)
Differences in overseas tax rates	(53)	40
Adjustments in respect of income tax of previous years	(162)	(275)
Other	474	(354)
Income tax	$8,305	$2,556

Deferred tax balances
Deferred tax assets and liabilities are shown in the table below:
Amounts in thousands of US Dollars

Deferred tax assets	Lease liabilities	Tax losses	Other	Total
Balance as of December 31, 2021	144	8,537	410	9,091
Recognized in the statement of Comprehensive income	83	743	1,899	2,725
Recognized in the statement of Equity	-	-	266	266
Exchange differences	(18)	(1,136)	(82)	(1,236)
As of December 31, 2022	209	8,144	2,493	10,846
Recognized in the statement of Comprehensive income	93	6,830	1,349	8,272
Recognized in the statement of Equity	-	1,054	499	1,553
Exchange differences	3	171	440	614
As of December 31, 2023	305	16,199	4,781	21,285

Olink Holding AB (publ)
559189-7755

Deferred tax liabilities	Deferred tax on untaxed reserves	Intangibles & Inventory Valuation	Other Temporary Differences	Total
As of December 31, 2021	-	26,411	681	27,092
Recognized in the statement of comprehensive income	-	(1,859)	459	(1,400)
Exchange differences	-	(3,480)	(16)	(3,496)
As of December 31, 2022	-	21,072	1,124	22,196
Recognized in the statement of comprehensive income		(1,785)	159	(1,626)
Exchange differences		732		732
As of December 31, 2023	-	20,019	1,283	21,302

The Group has tax losses that arose in Sweden of $77,091 thousand (2022: $40,683 thousand) that are available indefinitely for offsetting against future taxable profits of the entities in which the losses arose. It also has tax losses related to interest expense deductions that arose in Sweden of $15,047 thousand (2022: $14,924 thousand) that are available for up to 6 years for offsetting against future taxable profits of the entities in which the deduction arose. The year on year movement on tax losses related to interest expense deductions is solely related to changes in foreign exchange.
Based on management's projections regarding future taxable profits, the Group has recognized deferred tax assets for the former but not for the latter because it is not currently probable that the entities in which the loss arose will be able to generate sufficient taxable profits before these entities taxable deduction offsets expire after 6 years. Furthermore, these taxable deductions are not available to other group entities where profits are expected to arise. In evaluating the probability of realizing the deferred tax assets, the Company considered all available positive and negative evidence of future taxable income, including past operating results and forecasted market growth and earnings. During 2023, a gross movement of $10,439 thousand (2022 $1,755 thousand) was recorded in the deferred tax asset with a net impact of $8,272 thousand (2022 $2,725 thousand) on the annual results. If the Company were able to recognize all unrecognized deferred tax assets, net profit would increase by $3,100 thousand (2022: $3,074 thousand).

Olink Holding AB (publ)
559189-7755

11. Investments in subsidiaries
The Group had the following subsidiaries as per December 31, 2023 and 2022:

		Country of registration and operations	Share of common shares owned by the parent (%)
Name	Principle Activities		2023	2022
Olink Finance AB	Cash management	Sweden	100%	100%
Olink OldCo AB	Other operational activities	Sweden	100%	100%
Olink Proteomics AB	Sales, production, and research & development	Sweden	100%	100%
Agrisera AB	Production, and research & development	Sweden	100%	100%
Olink Proteomics Inc.	Distribution centre & Lab services	USA	100%	100%
Olink Proteomics Ltd	Marketing coordination and sales services	UK	100%	100%
Olink Proteomics B.V	Marketing coordination and sales services	Netherlands	100%	100%
Olink Proteomics GmbH .	Marketing coordination and sales services	Germany	100%	100%
Olink Proteomics KK	Marketing coordination and sales services	Japan	100%	100%
Olink Biotech (Shanghai) Co., Ltd	Distribution center, Market coordination and sales services	China	100%	100%
Olink Proteomics SAS	Marketing coordination and sales services	France	100%	100%
Olink Proteomics SG Pte. Ltd.	Marketing coordination and sales services	Singapore	100%	N/A

12. Business combinations
Acquisitions in 2023 and 2022
No acquisitions were made in 2023 or in the preceding fiscal year.

Olink Holding AB (publ)
559189-7755

13. Goodwill and other intangible assets
Changes in goodwill and other intangible assets for the Group periods are as follows:

Amounts in thousands of US Dollars	Goodwill	Customer relations	Technology	Brands and Licenses	Development Costs	Total
As of December 31, 2021	168,431	41,272	89,644	26,266	11,342	336,955
Cost
Additions	-	-	-	77	1,300	1,377
Translation differences	(22,486)	(5,510)	(11,968)	(3,506)	(1,573)	(45,043)
As of December 31, 2022	145,945	35,762	77,676	22,837	11,069	293,289
Additions	-	-	-	-	2,268	2,268
Reclassification	-	-	-	-	349	349
Translation differences	5,748	1,409	3,059	899	568	11,683
As of December 31, 2023	$151,693	$37,171	$80,735	$23,736	$14,254	$307,589

Amortization
As of December 31, 2021	-	11,518	16,876	55	382	28,831
Amortization	-	3,704	5,363	88	2,056	11,211
Translation differences	-	(1,665)	(2,438)	(9)	(121)	(4,233)
As of December 31, 2022	-	13,557	19,801	134	2,317	35,809
Amortization	-	3,522	5,098	157	2,252	11,029
Reclassification	-	-	-	-	46	46
Translation differences	-	729	1,062	14	219	2,025
As of December 31, 2023	-	17,808	25,961	305	4,834	48,908
Net Book Value
As of December 31, 2023	$151,693	$19,363	$54,774	$23,431	$9,420	$258,681
As of December 31, 2022	$145,945	$22,205	$57,875	$22,703	$8,752	$257,480
13.1 Test of goodwill and indefinite lived assets impairment
For impairment testing, goodwill acquired through business combinations and brands with indefinite useful lives are allocated to the Kit and Services CGUs, which are also reportable segments.

Amounts in thousands of US Dollars

As of December 31, 2023	Kit	Services	Total
Goodwill	$121,006	$30,687	$151,693
Brands	$13,840	$9,139	$22,979

As of December 31, 2022	Kit	Services	Total
Goodwill	$116,274	$29,671	$145,945
Brands	$13,291	$8,817	$22,108
The recoverable amounts of the CGUs’ value-in-use calculation is based on cash flow projections from financial budgets approved by senior management covering a ten-year period. The forecast period exceeds 5 years since the market for Olink's products is a relatively new market and we expect strong growth over the next 10 years.

The discount rates used in 2023 and 2022 are based on the Company’s WACC of 14% and 17% respectively, as both CGUs have integrated operations across the business. The discount rate is adjusted

Olink Holding AB (publ)
559189-7755

where appropriate for specific segment, country and currency risks. The valuation methodology uses significant inputs which are not based on observable market data; therefore, this valuation technique is classified as level 3 in the fair value hierarchy.

Details relating to the discounted cash flow models used in the impairment tests of the Kit and Services CGUs are as follows:

Valuation basis	Value in use
Key assumptions	•Sales growth rates •Profit margins •Terminal growth rate •Discount rate
Determination of assumptions
•Sales growth rates are internal forecasts based on both internal and external market information

•Profit margins are internal forecasts based on both internal and external market information

•Terminal growth rates based on management’s estimate of future long-term average growth rates

•Discount rates based on the Company’s WACC, adjusted where appropriate.

Period of specific projected cash flows	10 years
Terminal growth rate and discount rate	Terminal growth rate		Discount rate 2023/2022
	Kit and Services CGUs	2% per annum	14%/17%
The Company performed its annual goodwill impairment test for each of its reporting units during the fourth quarter in 2023 and 2022 using a discounted cash flow analysis, concluded that the recoverable amounts of all of its reporting units were in excess of their carrying values. No impairment of goodwill was required.
The discounted cash flow analysis includes management’s current assumptions as to future cash flows and long-term growth rates. A sensitivity analysis including all key assumptions is performed and management believe that no reasonably possible change in any of the above key assumptions would cause the carrying value to materially exceed the recoverable value. For all cash generating units there is sufficient headroom before any changes in key assumptions would cause a valuation adjustment. The performed sensitivity analysis demonstrates that the value of goodwill and other intangible assets with indefinite useful life is more than defensible even if the discount rate is increased with one and a half percentage points and if the growth rate after the forecast period is decreased with two percentage points for all cash generating units. Even forecasts for sales growth and profit margins are included in the sensitivity analysis and no reasonable changes in these would cause a need of impairment.

Olink Holding AB (publ)
559189-7755

14. Property, plant and equipment
Changes in property, plant and equipment for the Group are as follows:

Amounts in thousands of US Dollars	Buildings	Leasehold improve-ment	Plant and machinery	Furniture, fittings and equipment	Construction in progress for property, plant and equipment	Total
Gross book value	-	3,323	8,035	3,591	753	15,702
As of January 1, 2022
Additions	-	855	2,302	1,722	2,414	7,293
Transfers	-	(117)	353	106	(342)	-
Disposals	-	(74)	(220)	(740)	-	(1,034)
Translation differences	-	(25)	(763)	(405)	(93)	(1,286)
As of December 31, 2022	-	3,960	9,707	4,275	2,733	20,675
Additions	-	2,470	4,978	1,727	9,817	18,991
Transfers	452	2,930	1,820	2,570	(8,121)	(349)
Disposals	-	(3)	(536)	(38)	-	(578)
Translation differences	14	215	623	318	35	1,204
As of December 31, 2023	$466	$9,572	$16,592	$8,851	$4,463	$39,943

Accumulated depreciation
As of January 1, 2022		75	1,603	1,328	-	3,006
Depreciation for the period	-	722	1,814	594	-	3,130
Transfer	-	(24)	-	24		-
Disposals	-	-	(14)	(191)		(205)
Translation differences	-	(2)	(137)	(173)	-	(312)
As of December 31, 2022	-	771	3,266	1,582	-	5,619
Depreciation for the period	18	1,232	2,406	797	-	4,453
Transfer	-	(2)	680	(726)	-	(48)
Disposals	-	2	(421)	43	-	(376)
Translation differences	2	17	164	77	-	260
As of December 31, 2023	20	2,017	6,095	1,773	-	9,905
Net book value as of December 31, 2023	446	7,555	10,497	7,078	4,463	30,039
Net book value as of December 31, 2022	-	3,189	6,441	2,693	2,733	15,056

15. Leases
The Group is a lessee
The Group have lease contracts for various items of property and production equipment used in its operations. Lease terms for properties and equipment are generally up to 10 years. Certain leases include extension and termination options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Group’s business needs. The Group has not signed any material contracts that have not yet started as of December 31, 2023
For the year ended December 31, 2023 and 2022 the Group had lease contracts with lease terms of 12 months or less. The Group applied the ‘short term lease’ recognition for these leases. The Group had

Olink Holding AB (publ)
559189-7755

leases pertaining to assets of low value, such as office equipment. The Group applied the ‘lease of low-value assets’ recognition exemptions in IFRS 16 for these leases, meaning the value of these contracts is not part of the right-of-use asset or leases liability.

15.1 Amounts recognized in the consolidated balance sheet

Amounts in thousands of US Dollars	As of December 31, 2023	As of December 31, 2022
Right-of-Use Assets
Property	26,320	8,804
Equipment	667	1,087
Total assets	26,987	9,891
Lease liabilities
Current (Note 16.1)	4,024	2,113
Non-current (Note 16.1)	22,765	7,322
Total liabilities	$26,789	$9,435
The additions of right-of-use assets during the Group periods ended December 31, 2023 and 2022 were $20,145 thousand and $4,908 thousand, respectively. Increase in Right-of-Use Assets property mainly due to new office in Uppsala, Sweden, 2023.
15.2 Amounts recognized in the consolidated statement of income related to leases

Amounts in thousands of US Dollars	For the year ended December 31, 2023	For the year ended December 31, 2022
Depreciation charge of right-of-use assets
Property	3,099	2,577
Equipment	419	407
Total depreciation of right-of-use-assets	3,518	2,984
Interest expense (included in finance cost, Not 9)	847	500
Total amount recognized in net loss for the period	$4,365	$3,484
No significant variable lease payments that are not included in the lease liability have been identified for the Group. Short term lease payments and payments on low value lease assets were $233 thousand for the year ended December 31, 2023 and $436 thousand for the year ended December 31, 2022.
The total cash outflow for leases during the periods ended December 31, 2023 and 2022 were $2,683 thousand and $2,908 thousand, respectively. The maturity analysis of lease liabilities for the Company is disclosed in Note 4.1.

Olink Holding AB (publ)
559189-7755

16. Financial instruments per category
The following tables present the Group’s financial instruments per category:

Amounts in thousands of US Dollars	As of December 31, 2023	As of December 31, 2022
Current asset instruments at amortized cost
Trade receivables	$62,795	$52,743
Total current asset instruments at amortized cost	62,795	52,743
Non-current asset instruments at amortized cost
Other long-term receivables	1,794	571
Total non-current asset instruments at amortized cost	1,794	571
Total financial assets*	$64,589	$53,314
*    Financial assets, other than cash at bank
Other long-term receivables includes restricted cash of $1,376 thousand. See note 25.
16.1 Financial liabilities: Interest-bearing loans and borrowings

Amounts in thousands of US Dollars	Interest Rate	Maturity	As of December 31, 2023
Current interest-bearing loans and borrowings
Lease Liabilities (Note 15)(1)	2.5%-11%	2024	$4,024
Total current interest-bearing loans and borrowings			4,024

Non-current interest-bearing loans and borrowings
Lease Liabilities (Note 15)(1)	2.5%-11%	2024-2033	22,765
Total non-current interest-bearing loans and borrowings			22,765
Total interest-bearing loans and borrowings			$26,789
1)valued in accordance with IFRS 16

Olink Holding AB (publ)
559189-7755

Amounts in thousands of US Dollars	Interest Rate	Maturity	As of December 31, 2022
Current interest-bearing loans and borrowings
Lease Liabilities (Note 15)(1)	2.5%-11%	2023	2,113
Total current interest-bearing loans and borrowings			$2,113

Non-current interest-bearing loans and borrowings
Lease Liabilities (Note 15)(1)	2.5%-11%	2023-2032	7,322
Total non-current interest-bearing loans and borrowings			7,322
Total interest-bearing loans and borrowings			$9,435
1)Valued in accordance with IFRS 16.

Loan Facility
As of December 31, 2023, we had $121.0 million in cash at bank restricted cash of $1.4 million (see note 25) and no outstanding loan balances.
16.2 Other financial liabilities

Amounts in thousands of US Dollars	As of December 31, 2023	As of December 31, 2022
Other financial liabilities at amortized cost
Accounts payable	18,758	6,885
Salaries and wages	9,530	10,185
Royalties	5,043	2,321
Accrued expenses	8,021	6,925
Total current financial liabilities	$41,352	$26,317

Olink Holding AB (publ)
559189-7755

16.3. Changes in Liabilities attributable to financing activities
The following tables show changes in liabilities attributable to financing activities for the Group respectively:

Amounts in thousands of US Dollars	Current Interest-bearing liabilities (excluding current lease liabilities)	Current lease liabilities	Non-current Interest-bearing liabilities (excluding Non-current lease liabilities)	Non-current lease liabilities	Total liabilities from financing activities
Liabilities as of January 1, 2022	–	$2,952	–	$5,427	$8,379
Cash flows		(2,908)	–	–	(2,908)
Non cash-flow:
New leases	–	438	–	2,386	2,824
Foreign exchange adjustments	–	(78)	–	(272)	(350)
Other	–	1,709	–	(219)	1,490
Liabilities as of December 31, 2022	–	$2,113	–	$7,322	$9,435

Cash flows	–	(2,683)	–	–	(2,683)
Non cash-flow:
New leases	–	2,541	–	17,027	19,568
Foreign exchange adjustments	–	70	–	399	469
Other	–	1,983	–	(1,983)	–
Liabilities as of December 31, 2023	–	$4,024	–	$22,765	$26,789

17. Inventories

Amounts in thousands of US Dollars	As of December 31, 2023	As of December 31, 2022
Raw materials	$20,288	$15,550
Work in-progress	28,159	19,955
Finished products	17,989	8,741
Total inventories at the lower of cost and net realizable value	$66,436	$44,246

The Group periodically analyses its inventory levels to identify inventory that may expire prior to expected usage or no longer meets quality specifications. When we have identified inventories to be in excess or obsolete, we write down the value of those inventories to their net realizable value based upon judgment and estimates about future demand and market conditions. A provision for slow-moving and obsolete inventory is made within Cost of revenue. As of December 31, 2022 the provision amounted to $707 thousand. As per December 31, 2023 the provision amounted to $841 thousand.

Olink Holding AB (publ)
559189-7755

18. Trade receivables

Amounts in thousands of US Dollars	As of December 31, 2023	As of December 31, 2022
Current	48,756	42,057
1-30 days past due	5,934	4,119
31-60 days past due	2,485	2,687
61-90 days past due	1,904	2,338
91+ days past due	5,838	1,873
Gross carrying amount	$64,917	$53,074
Allowance for expected credit losses	-2,122	-331
Net carrying amount	$62,795	$52,743
Trade receivables, for the Group, are non-interest bearing and are generally on terms of 30 days to 90 days. The Group maintains an allowance for ECL based on primarily historical data together with a forward-looking assessment but the Group have historically recognized almost non-existent credit losses. Of the total allowance of for expected credit losses as of December 31, 2023, $1,492 thousand is attributable to a single customer. This allocation reflects our evaluation of the credit risk associated with that customer's outstanding receivable balance.
The credit loss recognized in the Company periods ended December 31, 2023 and December 31, 2022 was $1,909 and $236 thousand, respectively. For more information on credit risk, see note 4.1.

19. Other receivables

Amounts in thousands of US Dollars	As of December 31, 2023	As of December 31, 2022
Value added tax and other tax receivables	$3,289	$2,320
Other items	153	242
Total	$3,443	$2,562

20. Share capital and Other contributed capital
As of December 31, 2023, the total number of authorized shares was 400,000,000 of which 124,342,715 were issued and outstanding. During 2023, 5,010,253 shares were issued associated with the public offering launched in January and 234,344 shares were issued associated with the vesting of RSUs in the incentive award plan.

The Company’s Share capital and Other contributed capital at December 31, 2023 consisted of the following:

Amounts in thousands of US Dollars	Number of shares	Share Capital	Other Contributed Capital
Common Shares	124,342,715	$32,221	$620,219
Total	124,342,715	$32,221	$620,219

Olink Holding AB (publ)
559189-7755

The Group’s Share capital and Other contributed capital at December 31, 2022 consisted of the following:

Amounts in thousands of US Dollars	Number of shares	Share Capital	Other Contributed Capital
Common Shares	119,098,118	$30,988	$514,133
Total	119,098,118	$30,988	$514,133

New share issue and public offering
(1)New share issue
On March 29, 2022, the Company issued 91,056 shares, associated with the vesting of Restricted stock units ("RSU") in the incentive award plan. Following the new share issue, the Company has 119,098,118 shares outstanding.
(2)Public offering
On January 18, 2023 the Company launched a public offering of 5,831,028 ADS each representing one common share of the Company (the “ADSs”), consisting of 4,250,000 ADSs offered by the Company and 1,581,028 ADSs offered by certain selling shareholders of the Company (the “Selling Shareholders”). In addition, the Company granted the underwriters a 30-day option to purchase up to 874,654 additional ADSs. The Company did not receive any proceeds from the sale of the ADSs by the Selling Shareholders. The offering closed on January 23, 2023, with respect to the initial 4,250,000 ADSs offered by the company and 1,581,028 ADSs/shares offered by the selling stockholders. The option granted to the underwriters closed February 13, 2023 with a total of 760,253 ADSs offered by the company pursuant to the time period. The net proceeds from the offering were $96.2 million, after deducting the underwriting discounts, net of deferred taxes, and other public offering costs associated with the filing. The net proceeds of the public offering per the condensed consolidated statement of cash flows of $95.1 million do not reflect the non-cash movement related to the tax-deductible portion of the underwriter fees and other public offering costs.
(3)New share issue
On March 22, 2023, the Company issued 234,344 shares, associated with the vesting of RSUs in the incentive award plan. Following the new share issue, the Company has 124,342,715 shares outstanding.
The following chart shows a reconciliation of the movements in equity from January 01, 2022 through December 31, 2022 and from December 31, 2022 through December 31, 2023:

Amounts in thousands of US Dollars	Shares Outstanding (number)	Share Capital	Other Contributed Capital
Balance as of January 1, 2022	119,007,062	$30,965	$506,008
New Share Issuance	-	24	-
Share based remuneration program	91,056	-	8,125
Balance as of December 31, 2022	119,098,118	$30,988	$514,133
New Share Issuance	5,010,253	1,233	94,993
Share based remuneration program	234,344		11,093
Balance as of December 31, 2023	124,342,715	$32,221	$620,219

Olink Holding AB (publ)
559189-7755

21. Stock-based compensation
On April 17, 2023 at the Annual General Meeting, our shareholders resolved to adopt two long term incentive programs, LTI I 2023 and LTI II 2023 and simultaneously amending our Amended and Restated 2021 Incentive Award Plan (the “Plan”). The amendment to the plan increased the maximum shares of stock available for issuance by 980,000 shares. The 2021 Incentive Award Plan was initially adopted by the company on March 16, 2021, and approved by the shareholders of the Company on March 16, 2021, in connection with approval by the Company’s shareholders of LTI 2021 (the “Original Plan”). The Original Plan was amended and restated on April 7, 2022 at the Annual General Meeting when our shareholders resolved to adopt two long-term incentive programs, LTI I 2022 and LTI II 2022. The principal purpose of the Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of share-based compensation awards and cash-based performance bonus awards. The Company has prior to 2023 filed two registration statements on Form S-8 covering 1,085,900 shares under the Original Plan and an additional 594,403 common shares under the Amended and Restated 2021 Incentive Award Plan. Together with the amendment approved On April 17, 2023 a total of 2,660,303 shares are available for issuance pursuant to a variety of stock-based compensation awards, including stock option and restricted stock unit awards; provided, however, that no more than 2,660,303 additional shares may be issued. Shares available under all plans will, subject to the terms and conditions of the Plan, be issued when the awards under the respective program vest, subject to continued service, over a four-year period from the grant date, and, in case of stock options, upon the option holder exercising the option. The expiration date on stock options awarded under the programs is five years from grant date.
Incentive stock options
In connection with the closing of the initial public offering, the Company granted options to purchase an aggregate of 620,675 common shares out of the Original Plan, of which 442,789 options were granted to certain executive officers and directors, in each case with an exercise price equal to 125% of the initial public offering price of $20.00. During the second quarter of 2022, 107,074 options that had been approved at the Annual General Meeting on April 7, 2022, were awarded to certain executive officers and directors, in each case with an exercise price of $17.39 which is equal to 100% of the share price at grant date. During the second quarter of 2023, 99,480 options that had been approved at the Annual General Meeting on April 17, 2023, were awarded to certain executive officers and directors, in each case with an exercise price of $22.79 which is equal to 100% of the share price at grant date.
Such options shall vest over four years, subject to the terms and conditions of the Plan. The expiration date on the options is five years from grant date.
The share-based compensation cost is calculated according to the following: The employee stock options were granted free of charge and are accounted for as equity-settled share-based payment transactions. Fair value per option at grant date multiplied by the number of outstanding share options multiplied by the number of days passed and divided by the total number of days in the vesting period. To calculate fair value per share option at the grant date, the principles of the Black-Scholes model have been used. The expense associated with these stock options amounted to $0.9 million for the twelve months ended December 31, 2023. The expense associated with these stock options amounted to $1.2 million for the twelve months ended December 31, 2022.
The following table lists the inputs to the Black-Scholes models used for stock options for the years ended December 31, 2023, and 2022.

	2023	2022
Expected volatility (%)	70.6 - 72.5	61.2
Risk-free interest rate (%)	2.4	1.4
Expected life of stock options (years)	3 - 4.5	4
Share price at grant (US$)	$22.79	$17.39

Olink Holding AB (publ)
559189-7755

A summary of stock option activity under the Company's Option Plans relating to awards to certain officers and directors as of December 31, 2023 and 2022, and changes during the twelve months ended December 31, 2023 and 2022, are as follows:

	Outstanding Stock Options	Weighted Average Exercise Price
Balance as of January 1, 2023	549,863	23.52
Granted	99,480	22.79
Forfeited	(50,816)	23.95
Balance as of December 31, 2023	598,527	$23.36

	Outstanding Stock options	Weighted Average Exercise Price
Balance as of January 1, 2022	442,789	25.00
Granted	107,074	17.39
Forfeited	—	—
Balance as of December 31, 2022	549,863	$23.52

Restricted Stock Units
During 2022, 20,458 RSUs that had been approved at the Annual General Meeting on March 16, 2021 were awarded to employees currently employed by Olink under the 2021 Plan. During 2022, 607,866 RSUs that had been approved at the Annual General Meeting on April 7, 2022 were awarded to employees currently employed by Olink under the Plan. During 2023, 754,115 RSUs that had been approved at the Annual General Meeting on April 17, 2023 were awarded to employees currently employed by Olink under the Plan. 1,285,100 RSUs are outstanding as of December 31, 2023, of which 281,064 RSUs to our executive officers. The RSUs are measured based on the fair market value of the underlying ordinary shares on the date of grant. The RSUs will vest during a four-year period and new shares will be issued when the RSU’s vest.
The expense associated with these RSUs amounted to $ 12.6 million for the twelve months ended December 31, 2023. The expense associated with these RSUs amounted to $9.1 million for the twelve months ended December 31, 2022
The following is a summary of the RSU activity and related information as of December 31, 2023, and changes during the twelve months ended December 31, 2023 and December 31, 2022:

	Outstanding RSU	Weighted Average Grant Date Fair Value
Balance as of January 1, 2023	847,143	19.38
Granted	754,115	22.76
Vested	(233,461)	19.84
Forfeited	(82,697)	20.20
Balance as of December 31, 2023	1,285,100	$21.23

Olink Holding AB (publ)
559189-7755

	Outstanding RSU	Weighted Average Grant Date Fair Value
Balance as of January 1, 2022	335,449	23.75
Granted	628,324	17.66
Vested	(87,664)	23.75
Forfeited	(28,966)	-
Balance as of December 31, 2022	847,143	$19.38

22. Other current liabilities

Amounts in thousands of US Dollars	As of December 31, 2023	As of December 31, 2022
Other financial liabilities
- Salaries and wages	$9,530	$10,185
- Royalties	5,043	2,321
- Accrued expenses	8,021	6,925
Other current liabilities	6,599	4,574
Contract liabilities
- Advances from customers	2,192	1,694
Total	$31,385	$25,700

Advance invoiced customers represent a contract liability. Beginning January 1, 2023, the Group had a liability balance of $1,694 thousand for advance invoiced customers. During fiscal year 2023, the Group recognized $1,500 thousand of the advances from customers as revenue.
Beginning January 1, 2022, the Group had a liability balance of $5,447 thousand for advance invoiced customers. During fiscal year 2022, the Group recognized $5,342 thousand of the advances from customers as revenue.

23. Related-party transactions
Other than compensation arrangements with executive officer and directors, we have not entered into any material transactions with our executive officers, directors or holders, including their affiliates or other related parties during 2023 or 2022.

Olink Holding AB (publ)
559189-7755

Compensation of key management personnel of the Group

Amounts in thousands of US Dollars	For the year ended December 31, 2023	For the year ended December 31, 2022
Wages and salaries	$2,589	$1,923
Share-based payment	2,894	2,191
Variable/bonus expense	678	1,068
Pension costs – defined contribution plans	407	291
	$6,568	$5,473
Agreements with Our Executive Officers and Directors
Board members were paid for their services on the board of directors, board members collectively received remuneration of $598 thousand during the year ended 2022 and $620 thousand during 2023.

24. Earnings per share
Earnings per share for the Group is calculated by taking the net loss for the period, less the amount of the accumulated preferred dividend yield, divided by the weighted average of outstanding common shares during the period.

Amounts in thousands of US Dollars	For the year ended December 31, 2023	For the year ended December 31, 2022
Net loss for the period	$(31,600)	$(12,851)
Less accumulated preferred dividend yield	—	—
Total	(31,600)	(12,851)
Weighted average number of shares (thousands)	124,001	119,076
Basic and diluted loss per share	$(0.25)	$(0.11)

As of December 31, 2022, the Group has the following potential common shares that can be potentially dilutive but are anti-dilutive for the periods presented and are therefore excluded from the weighted average number of common shares for the purpose of diluted profit/(loss) per share:
i.549,863 outstanding stock options related to the 2021 Incentive Award Plan and the Amended and Restated 2021 Incentive Award Plan (see note 21).
ii.847,143 restricted stock units related to the 2021 Incentive Award Plan and the Amended and Restated 2021 Incentive Award Plan (see note 21).
As of December 31, 2023 the Group has the following potential common shares that can be potentially dilutive but are anti-dilutive for the periods presented and are therefore excluded from the weighted average number of common shares for the purpose of diluted profit/(loss) per share:
i.598,527 outstanding stock options related to the 2021 Incentive Award Plan and the Amended and Restated 2021 Incentive Award Plan (see note 21).
ii.1,285,100 restricted stock units related to the 2021 Incentive Award Plan and the Amended and Restated 2021 Incentive Award Plan (see note 21).

Olink Holding AB (publ)
559189-7755

25. Pledged assets

Amounts in thousands of US Dollars	As of December 31, 2023	As of December 31, 2022
Total	$1,376	$-

Pledged assets of $1.376 thousand as of December 31, 2023, related to restricted cash. Restricted cash includes deposits with contractual restrictions, fully restricting access to the principal amount. The deposits are mainly held against the Group's new office in Uppsala, Sweden.

26. Subsequent events

The Group evaluated subsequent events through March 25, 2024, the date on which these financial statements were issued, and the management determined that other than those that have been disclosed in the consolidated financial statements, there are no subsequent events that require recognition and disclosure in the consolidated financial statements.

Olink Holding AB (publ)
559189-7755

Income statement and other comprehensive income for parent company

Amounts in SEK	Note	For the year ended December 31, 2023	For the year ended December 31, 2022
Revenue		19,147,696	25,392,522
Other operating income		3,696,893	2,400,854
Gross profit		22,844,589	27,793,376
Administrative expense	3	(322,203,549)	(205,162,995)
Operating loss		(299,358,961)	(177,369,619)
Interest income and similar profit items	5	133,028,066	131,840,540
Interest expenses and similar loss items	6	(1,769,841)	(1,166,453)
Results from participation in group companies	7	19,382,022	(109,428,273)
Loss from financial items		150,640,247	21,245,814
Loss after financial items		(148,718,714)	(156,123,805)
Group contribution received			-
Loss before tax		(148,718,714)	(156,123,805)
Tax	8	38,166,469	10,286,824
Loss for the year		(110,552,245)	(145,836,981)

Consolidated statement of comprehensive income
Loss for the year		(110,552,245)	(145,836,981)
Other comprehensive income/loss for the period		-	-
Total comprehensive loss for the period		(110,552,245)	(145,836,981)

Olink Holding AB (publ)
559189-7755

Parent company balance sheet

Amounts in SEK	Note	As of December 31, 2023	As of December 31, 2022
ASSETS
Non-current assets
Financial assets
Participation in group companies	13	5,034,142,208	8,701,409,553
Deferred tax assets		122,232,744	72,829,250
Total non-current assets		5,156,374,952	8,774,238,802
Current assets
Current receivables
Receivables from group companies		68,437,118	444,947,279
Other current receivables		8,072,926	947,757
Prepaid expenses and accrued income	9	28,376,180	45,994,778
Total current receivables		104,886,224	491,889,814

Cash and bank balances		433,265,660	539,675,571
Total current assets		538,151,884	1,031,565,386
TOTAL ASSETS		5,694,526,836	9,805,804,188

EQUITY AND LIABILITIES
EQUITY	10
Restricted equity
Share capital		302,389,871	289,635,501
Non-restricted equity
Share premium reserve		5,533,000,996	4,550,093,010
Accumulated loss		(86,876,850)	(56,194,950)
Loss for the year		(110,552,244)	(145,836,981)
		5,335,571,902	4,348,061,079
Total equity		5,637,961,773	4,637,696,579
LIABILITIES
Non-current liabilities
Deferred tax liabilities		-	-
Total non-current liabilities		-	-

Current liabilities
Accounts payable		4,021,507	1,695,487
Current tax liability		-	-
Liabilities to group companies		4,251,205	5,136,783,647
Other current liabilities		223,078	1,653,943
Accrued expenses and deferred income	12	48,069,273	27,974,531
Total current liabilities		56,565,063	5,168,107,609
TOTAL EQUITY AND LIABILITIES		5,694,526,836	9,805,804,188

Olink Holding AB (publ)
559189-7755

Parent company statement of changes in equity

	Restricted equity	Non-restricted equity
Amounts in SEK	Share capital	Share premium reserves	Other non-restricted equity	Total equity
At January 1, 2022	289,414,061	4,550,093,010	(136,256,498)	4,703,250,573
New share issue	221,440			221,440
Share based Remuneration program			80,061,548	80,061,548
Loss of the year			(145,836,981)	(145,836,981)
At December 31, 2022	289,635,501	4,550,093,010	(202,031,931)	4,637,696,579
New share issue	12,754,370	982,907,986		995,662,356
Share based Remuneration program			115,155,081	115,155,081
Loss of the year			(110,552,244)	(110,552,244)
At December 31, 2023	302,389,871	5,533,000,996	(197,429,094)	5,637,961,772

Olink Holding AB (publ)
559189-7755

Parent company cash flow statement

Amounts in SEK	Note	For the year ended December 31, 2023	For the year ended December 31, 2022
Operating activities
Operating loss		(299,358,961)	(177,369,619)
Items not affecting cash
Share based compensation		16,203,446	15,353,881
Interest paid	6	(1,769,841)	(1,166,453)
Interest received	5	86,909,965	11,030,889
Other finance income		5,795,429	5,269,951
Tax received/(paid)	8	(86,720)	(806,280)
Cashflow from operating activities before change in working capital		(192,306,682)	(147,687,631)
(Increase)/Decrease of other current receivables		13,389,185	(14,461,886)
Increase/(Decrease) of other current liabilities		10,964,515	21,423,250
Cash flow from operating activities		(167,952,982)	(140,726,267)
Investing activities
Investments in subsidiaries	13	(1,282,530,572)	(6,176,022,261)
Cash flow from investing activities		(1,282,530,572)	(6,176,022,261)
Financing activities
Proceeds from issue of share capital		1,037,406,462	221,440
Share issue costs		(52,574,441)	-
Proceeds from interest-bearing liabilities, group		(4,700,143,817)	5,778,478,426
Dividends		5,018,966,017	-
Cash flow from financing activities		1,303,654,221	5,778,699,866
Cash flow for the year		(146,829,333)	(538,048,662)
Cash and cash equivalents at the beginning of the year		539,675,571	965,539,214
Net foreign exchange difference		40,419,421	112,185,019
Cash and cash equivalents at the end of the year		433,265,660	539,675,571

Olink Holding AB (publ)
559189-7755

Notes to the parent company financial statement

Note 1    Accounting policies and basis of measurement
Accounting policies of the parent company
The Parent Company has prepared its annual report in accordance with the Annual Accounts Act (1995:1554) and the Swedish Financial Reporting Board’s recommendation RFR 2 Accounting for Legal Entities. The recommendation issued by the Swedish Financial Reporting Board applicable to listed companies is also applied. RFR 2 means that the Parent Company in the annual report for the legal entity shall apply all IFRSs and interpretations adopted by the EU as far as possible within the framework of the Annual Accounts Act, the Social Security Act and with regard to the connection between accounting and taxation. The recommendation states which exceptions from and additions to IFRS are to be made.
The functional currency of the Parent Company is SEK.
Differences between the Group's and the Parent Company's accounting principles
The differences between the Group's and the Parent Company's accounting principles are presented below. The accounting principles for the Parent Company below have been applied consistently to all periods presented in the Parent Company's financial statements.
Changed accounting principles
Unless otherwise stated below, the Parent Company's accounting principles during 2023 have changed in accordance with what is stated for the Group.
Classification and presentation
The Parent Company uses the title balance sheet and cash flow statement for the reports that in the Group have the titles Statement of Financial Position and Statement of Cash Flows. The income statement and the balance sheet of the Parent Company are presented in accordance with the scheme in the Annual Accounts Act. The statement of other comprehensive income, the statement of changes in equity and the statement of cash flow are presented in accordance with IAS 1 Presentation of Financial Statements and IAS 7 Statement of Cash Flow. The differences in the Parent Company’s income statement and balance sheet in comparison with the Group are mainly accounting of financial income and expenses, non-current assets, and equity.
Revenue
Revenue has been recognized at fair value of what has been or will be received and is reported to the extent that it is probable that the financial benefits will be credited to the Parent Company and the revenue can be calculated in a reliable manner.
Compensation in the form of interest, royalties or dividends is reported as income as it is probable that the Parent Company will receive the financial benefits associated with the transaction and when the income can be calculated in a reliable manner.
Subsidiaries
Shares in subsidiaries are accounted for according to the cost method. This means that transaction costs are included in the acquisition cost for shares in subsidiaries. In the Group, transaction costs of subsidiaries are accounted for directly in the profit or loss. The recoverable amount is calculated if there is an indication of impairment of participations in subsidiaries. If this value is lower than the carrying amount, an impairment loss is recognized. Impairment is recognized under Profit from participations in Group companies.

Olink Holding AB (publ)
559189-7755

Financial instruments
The Parent Company has chosen not to apply IFRS 9 for financial instruments. However, parts of the principles in IFRS 9 are still applicable - such as impairments, recognition / derecognition and the effective interest method for interest income and interest expenses.
In the Parent Company, financial fixed assets are valued at cost of acquisition less any impairments and financial current assets according to the lowest value principle. For financial assets that are valued at amortized cost, the rules on impairment in IFRS 9 are applied.
Anticipated dividends
Anticipated dividends from subsidiaries are recognized when the Parent Company alone has the right to decide on the size of the dividend and the Parent Company has decided on the size of the dividend before the Parent Company has published its financial reports. Dividends is recognized under Profit from participations in Group companies.
Tax
In the Parent Company, untaxed reserves are recognized in the balance sheet without a breakdown by equity and deferred tax liability, unlike in the Group. In addition, the Parent Company does not distribute appropriations from deferred tax expense in the income statement.
Group contribution
Group contribution is recognized as an appropriation.

Note 2 Significant Accounting estimates and judgements
In preparing the financial statements and application of accounting policies, management makes judgements and estimates that are considered reasonable at the time the assessment is made.
Judgements and estimates are based on historical experience and a number of other factors, which under prevailing circumstances are considered reasonable. The results of these are used to assess the reported values of assets and liabilities, which are not otherwise clear from other sources. Actual results may differ from these estimates and judgements. Estimates and underlying assumptions are reviewed on an ongoing basis. According to management, significant judgements made in applying accounting policies and sources of uncertainty in estimates are mainly related to investments in subsidiaries.

Note 3 Audit fees and expenses

SEK	For the year ended December 31, 2023	For the year ended December 31, 2022
EY
Audit services	18,231,829	3,192,000
Audit-related fees	62,500	1,092,000
Tax consultancy	-	310,000
Other services	1,416,909	470,000
Total	19,711,238	5,064,000

We retained Ernst & Young AB (EY) as our independent registered public accounting firm for 2023. Set forth above is a summary of the fees paid to Ernst & Young AB for services provided in fiscal year 2023 and 2022.

Olink Holding AB (publ)
559189-7755

For 2021 Öhrlings PricewaterhouseCoopers AB was our independent registered public accounting firm. Set forth below is a summary of the fees paid to Öhrlings PricewaterhouseCoopers AB for services provided in fiscal year 2023 and 2022.

SEK	For the year ended December 31, 2022	For the year ended December 31, 2021
PwC
Audit services	-	394,000
Audit-related fees	-	-
Tax consultancy	-	-
Other services	9,628,019	2,544,000
Summa	9,628,019	2,938,000

Audit services refer to the legally required examination of the annual report and the book-keeping, the Board of Director's and the Managing Director's management and other audit and examinations agreed-upon or determined by contract.This includes other work assignments which rest upon the Company's auditor to conduct and advising, or other support justified by observations in the course of examination or execution of such other work assignments.

Note 4 Employee benefits
During the year, and during 2022, the Parent Company had an average number of employees of 2. During 2023 and 2022 senior executives have received salaries and other remunerations from the Parent Company.

Olink Holding AB (publ)
559189-7755

Remuneration to CEO, other executives and the Board have been paid as follows:

2023 SEK	Salary, board fees	whereof variable Remuneration	Share-based payments	Pension costs	Other Remunerations	Total
Jon Hindar (Chairman)
Remuneration from Parent Company	1,379,664		1,363,246			2,742,910
Remuneration from Subsidiaries						—
Nicolas Roelofs
Remuneration from Parent Company	742,896		831,697			1,574,593
Remuneration from Subsidiaries						—
Johan Lund
Remuneration from Parent Company	955,152		831,697			1,786,849
Remuneration from Subsidiaries						—
Gregory J. Moore
Remuneration from Parent Company	631,462		319,478			950,940
Remuneration from Subsidiaries						—
Jon Heimer (CEO)
Remuneration from Parent Company	6,696,820	2,212,331	8,792,039	680,858	—	16,169,717
Remuneration from Subsidiaries						—
Tommi Unkuri
Remuneration from Parent Company						—
Remuneration from Subsidiaries						—
Mary Reumuth
Remuneration from Parent Company	902,088		573,535			1,475,623
Remuneration from Subsidiaries						—
Solange Bullukian
Remuneration from Parent Company	1,061,280		831,697			1,892,977
Remuneration from Subsidiaries						—
Robert Scheuren
Remuneration from Parent Company	902,088		573,535			1,475,623
Remuneration from Subsidiaries						—
Other senior executives (9 persons)
Remuneration from Parent Company	4,274,844	834,343	3,213,974	534,864	—	8,023,682
Remuneration from Subsidiaries	23,701,109	4,148,152	18,708,170	3,108,858	—	45,518,137
Total
Remuneration from Parent Company	17,546,293	3,046,674	15,210,042	1,215,721	—	33,972,057
Remuneration from Subsidiaries	23,701,109	4,148,152	18,708,170	3,108,858	—	45,518,137

Olink Holding AB (publ)
559189-7755

2022 SEK	Salary, board fees	whereof variable Remuneration	Share-based payments	Pension costs	Other Remunerations	Total
Jon Hindar (Chariman)
Remuneration from Parent Company	1,316,185	—	1,776,546	—	—	3,092,731
Remuneration from Subsidiaries	—	—	—	—	—	—
Nicolas Roelofs	—	—	—	—	—	—
Remuneration from Parent Company	708,715	—	775,638	—	—	1,484,353
Remuneration from Subsidiaries	—	—	—	—	—	—
Johan Lund	—	—	—	—	—	—
Remuneration from Parent Company	911,205	—	775,638	—	—	1,686,843
Remuneration from Subsidiaries	—	—	—	—	—	—
Gustavo Salem	—	—	—	—	—	—
Remuneration from Parent Company	809,960	—	775,638	—	—	1,585,598
Remuneration from Subsidiaries	—	—	—	—	—	—
Jon Heimer (CEO)	—	—	—	—	—	—
Remuneration from Parent Company	8,392,988	4,184,557	7,167,164	611,651	—	16,171,803
Remuneration from Subsidiaries	—	—	—	—	—	—
Tommi Unkuri	—	—	—	—	—	—
Remuneration from Parent Company	—	—	—	—	—	—
Remuneration from Subsidiaries	—	—	—	—	—	—
Mary Reumuth	—	—	—	—	—	—
Remuneration from Parent Company	645,437	—	289,500	—	—	934,937
Remuneration from Subsidiaries	—	—	—	—	—	—
Solange Bullukian	—	—	—	—	—	—
Remuneration from Parent Company	1,012,450	—	775,638	—	—	1,788,088
Remuneration from Subsidiaries	—	—	—	—	—	—
Robert Scheuren	—	—	—	—	—	—
Remuneration from Subsidiaries	645,437	—	289,500	—	—	934,937
Remuneration from Subsidiaries	—	—	—	—	—	—
Other senior executives (8 persons)	—	—	—	—	—	—
Remuneration from Parent Company	3,071,642	1,397,383	2,242,486	522,313	—	5,836,440
Remuneration from Subsidiaries	18,819,097	5,230,600	12,769,343	1,813,419	—	33,401,859
Total
Remuneration from Parent Company	17,514,018	5,581,941	14,867,747	1,133,964	—	33,515,730
Remuneration from Subsidiaries	18,819,097	5,230,600	12,769,343	1,813,419	—	33,401,859
Other senior executives as per December 31, 2022 consisted of 8 persons, and as per December 31, 2023 senior executives consisted of 9 persons. For more information about Stock-based compensation program, see Group Note 21.
Gender distribution in Parent Company management

Proportion of women (%)	As of December 31, 2023	As of December 31, 2022
Parent Company
Board of Directors	22%	22%
Other senior executives	33%	50%

Olink Holding AB (publ)
559189-7755

Severance pay
The Parent Company has not entered into an agreement of severance pay or similar benefits.
Loans to senior executives
The Parent Company has no loans to senior executives.
Average number of employees

SEK	For the year ended December 31, 2023	Where of men	For the year ended December 31, 2022	Where of men
Parent Company
Sweden	2	100%	2	100%
Total Parent Company	2	100%	2	100%

Note 5 Interest income and similar profit items

SEK	For the year ended December 31, 2023	For the year ended December 31, 2022
Interest income	92,705,394	16,300,840
Exchange differences	40,322,672	115,539,700
Dividends on shares in group companies
Total	133,028,066	131,840,540
Which pertains to subsidiaries:	43,190,384	121

Note 6 Interest expenses and similar loss items

SEK	For the year ended December 31, 2023	For the year ended December 31, 2022
Other interest expenses and similar loss items	(1,769,841)	(1,166,453)
Impairment of shares in group companies
Total	(1,769,841)	(1,166,453)
Which pertains to subsidiaries:	(1,751,222)	(1,159,668)

Olink Holding AB (publ)
559189-7755

Note 7 Results from participation in Group companies

SEK	For the year ended December 31, 2023	For the year ended December 31, 2022
Dividends on shares in group companies	5,018,966,017	-
Impairment of shares in group companies	(4,999,583,995)	(109,428,273)
	19,382,022	(109,428,273)

Dividends on shares in group companies and impairment of shares in group companies was an effect of reallocation of capital within the Group.
Note 8 Income tax

SEK	For the year ended December 31, 2023	For the year ended December 31, 2022
Current tax expense	-	-
Deferred tax expense	38,166,469	10,286,824
Income tax expense	38,166,469	10,286,824

Loss before tax	(148,718,714)	(156,123,805)
Income tax calculated according to tax rate in Sweden (20,6%)	30,636,055	32,161,504
Tax effect on non-deductible costs:
Write-down of shares in Group companies	(1,029,914,303)	-
Other non deductible costs	(20,117)	(22,623,148)
Tax effect on non-taxable income:
Non-taxable dividend	1,033,907,000	-
Other non-taxable income	3,373,891	-
Tax effect related to share-based compensation	183,943	1,097,616
Adjustment income tax prior year	-	(349,148)
Income tax	38,166,469	10,286,824

Note 9 Prepaid expenses and accrued income

SEK	For the year ended December 31, 2023	For the year ended December 31, 2022
Prepaid consulting fees	598,021	3,336,219
Other prepaid expenses	27,778,160	42,658,559
Total	28,376,181	45,994,778

Note 10 Share capital
The Parent Company's share capital has the following distribution as of December 31, 2023.

Olink Holding AB (publ)
559189-7755

Type of shares	Voting rights	Number of shares
Common shares	1	124,342,715
		124,342,715

Note 11 Related-party transactions
Disclosures about the Parent Company
Olink is owned to approximately 62% by Summa Equity AB (via Knilo InvestCo). None of the remaining shareholders own more than 10%.

Purchases and sales between group companies
The share of purchases and sales that relate to group companies is disclosed below:

SEK	For the year ended December 31, 2023	For the year ended December 31, 2022
Purchase (%)	—	—
Sales (%)	100%	100%

Note 12 Accrued expenses and deferred income

SEK	As of December 31, 2023	As of December 31, 2022
Accrued consulting fees	30,094,618	10,250,950
Accrued salaries	16,065,928	16,020,571
Other accrued expenses	1,908,727	1,703,010
Total	48,069,273	27,974,531

Note 13 Participation in group companies

SEK	As of December 31, 2023	As of December 31, 2022
Opening balance	8,701,409,553	2,597,165,469
Acquisition of shares	-	6,176,022,262
Capital contributions (share based compensation)	1,332,316,650	37,650,095
Accumulated acquisition cost at the end of the year	10,033,726,203	8,810,837,826
Write-down of shares	(4,999,583,995)	(109,428,273)
Closing balance	5,034,142,208	8,701,409,553
Write-down of shares during the year was an effect of reallocation of capital within the Group.

Olink Holding AB (publ)
559189-7755

SEK	Equity share%	Voting rights %	Number of shares	Carrying amount December 31, 2023	Carrying amount December 31, 2022
Olink Finance AB	100	100	50,000	583,339,748	2,496,016,108
Olink Proteomics AB	100	100	50,000	4,450,330,593	3,117,382,314
Olink OldCo AB	100	100	178,435	471,866	3,088,011,131
Total				5,034,142,208	8,701,409,553

Olink Holding AB (publ)
559189-7755

Note 14 Proposition to allocation of profit/loss

SEK
The following are available to the Annual General Meeting:
Share premium reserve	5,533,000,996
Accumulated loss	(197,429,094)
5,335,571,902
The Board proposes that the profits be disposed of so that:
to be carried forward	5,335,571,902

Note 15 Subsequent events
The Parent Company evaluated subsequent events through March 25, 2024, the date on which the financial statements were issued, and the management determined that other than those that have been disclosed in the consolidated financial statements, there are no subsequent events that require recognition and disclosure in the consolidated financial statements.

Note 16 Pledged assets

SEK	As of December 31, 2023	As of December 31, 2022
Total	-	-

As of December 31, 2023 and 2021 there are no pledged assets.

Note 17 Contingent liabilities
There were no contingent liabilities in the Parent Company December 31, 2023 nor December 31, 2022.

Olink Holding AB (publ)
559189-7755

Certification of the Board
The Board of Directors and the CEO certify that the consolidated financial statements have been prepared in accordance with the international financial reporting standards as adopted by the European Parliament and of the Council’s regulation (EC) No 1606/2002 of the of 19 July 2002 on the application of international accounting standards. The annual report and the consolidated financial statement give a true and fair view of the financial position and results of operations of the Group and the Parent Company. The Directors' Report of the Group and the Parent Company provides a fair view of the development of the Group’s and the Parent Company’s operations, financial position and results of operations and describes material risks and uncertainties facing the Parent Company and the companies included in the Group. The annual report and consolidated financial statements have, as stated above, been approved for issuance by the Board of Directors and the CEO on March 25, 2024. The Group's statement of income and other comprehensive income and statement of financial position, and the parent company's statement of income and other comprehensive income and balance sheet will be subject to approval at the annual general meeting on April 19, 2024.

Jon Hindar                Jon Heimer
Chairman of the board            CEO

Solange Bullukian            Johan Lund
Director                    Director

Mary Reumuth                Nicolas Roelofs
Director                    Director

Gregory J. Moore            Tommi Unkuri
Director                    Director

Robert Schueren
Director

Our audit report was submitted on the day stated in our electronic signature
Ernst & Young AB

Fredrik Norrman
Authorized public accountant